HellerEhrman

October 5, 2004

BEST AVAILABLE COPY

04045480

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Chairman, Hong Kong
Direct 852.2292.2222
Main 852.2292.2000
Fax 852.2292.2200
19063.0002

SEC MAIL RECEIVED OCT 1 2 2004 WASH. D.C. 183 SECTION

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

SEC FILE NO. 82-3850

Re: K. Wah Construction Materials Limited
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

PROCESSED
OCT 1 9 2004
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of K. Wah Construction Materials Limited (the "Company"), S.E.C. File No. 82-3850, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's circular regarding a discloseable transaction – establishment of a joint venture for production of construction materials in Yunnan, dated September 10, 2004;

dlw 10/19

(2) The Company's announcement regarding interim results for the six months ended June 30, 2004, dated September 8, 2004, published (in the English language) in South China Morning Post, and published (in the Chinese language) in Hong Kong Economic Times, both on September 9, 2004;

(3) The Company's joint announcement regarding a discloseable transaction - establishment of a joint venture for production of construction materials in Yunnan, dated August 19, 2004, published (in the English language) in South China Morning Post, and published (in the Chinese language) in Hong Kong Economic Times, both on August 20, 2004;

(4) The Company's announcement regarding final scrip dividend with cash option for the year ended December 31, 2003, dated June 7, 2004, published (in the English language) in The Standard, and published (in the Chinese language) in Hong Kong Economic Times, both on June 8, 2004;

(5) The Company's circular regarding final scrip dividend with cash option for the year ended December 31, 2003, dated May 31, 2004;

(6) The Company's announcement regarding retirement of independent non-executive director, dated May 31, 2004, published (in the English language) in The Standard, and published (in the Chinese language) in Hong Kong Economic Times, both on June 1, 2004; and

(7) The Company's announcement in compliance with the disclosure requirements under Rules 13.13 and 13.16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, dated May 13, 2004, published (in the English language) in The Standard, and published (in the Chinese language) in Hong Kong Economic Times, both on May 14, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

HellerEhrman

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosure

cc: K. Wah Construction Materials Limited

h:\dlai\ADR\19063\0002\29EC

K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE 2004

INTERIM RESULTS

The Directors of K. Wah International Holdings Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30th June 2004 as follows:

The Group's turnover for the six months ended 30th June 2004 was HK$900,685,000, a decrease of HK$738,690,000 over the corresponding period last year.

The Group's unaudited profit attributable to shareholders for the six months ended 30th June 2004 amounted to HK$150,455,000, an increase of HK$108,358,000 over the corresponding period last year.

INTERIM DIVIDEND

The Board of Directors has resolved to pay an interim dividend of 2 cents per share, totalling HK$40,184,000 for the six months ended 30th June 2004 to shareholders whose names appear on the registers of members of the Company at the close of business on 4th October 2004. The Board has also resolved that such dividend should take the form of a scrip dividend with shareholders being given the option of receiving cash in place of part or all of the scrip dividend (six months ended 30th June 2003: an interim scrip dividend with cash option of 1 cent per share, totalling HK$19,630,000 was paid). A circular containing details of the scrip dividend will be sent to shareholders of the Company in due course.

CONSOLIDATED PROFIT AND LOSS STATEMENT
For The Six Months Ended 30th June 2004

	Note	2004 HK$'000	2003 HK$'000
Turnover	2	900,685	1,639,375
Cost of sales		(812,990)	(1,539,533)
Gross profit		87,695	99,842
Other revenues		11,413	9,958
Other operating income		16,210	42,973
Administrative expenses		(70,811)	(61,774)
Other operating expenses		(24,909)	(26,488)
Operating profit	2 & 3	19,598	64,511
Finance costs		(8,270)	(9,835)
Share of profits less losses of			
Jointly controlled entities		177,824	23,756
Associated companies		1,308	341
Profit before taxation		190,460	78,773
Taxation	4	(37,483)	(22,740)
Profit after taxation		152,977	56,033
Minority interests		(2,522)	(13,936)
Profit attributable to shareholders		150,455	42,097
Interim dividend		40,184	19,630
		HK cents	*HK cents*
Earnings per share	5		
Basic		7.6	2.2
Diluted		6.5	N/A

CONSOLIDATED BALANCE SHEET
At 30th June 2004

	Note	30th June 2004 HK$'000	31st December 2003 HK$'000
Non-current assets			
Property, plant and equipment		1,136,958	1,136,196
Jointly controlled entities		281,679	537,030
Associated companies		16,963	16,098
Other non-current assets		349,328	433,227
		1,784,928	2,122,551
Current assets			
Development properties		3,598,300	2,519,342
Inventories		92,960	88,716
Debtors and prepayments	7	656,156	554,484
Tax recoverable		2,399	8,173
Other investments		76,545	61,556
Cash and bank balances		1,107,604	517,065
		5,533,964	3,749,336
Current liabilities			
Creditors and accruals	8	493,565	493,655
Current portion of long-term liabilities		418,153	156,078
Tax payable		38,892	38,297
Short-term bank loans and overdrafts		286,646	176,984
Dividend payable		39,643	—
		1,276,899	865,014

5. **Earnings per share**

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$150,455,000 (2003: HK$42,097,000) and the weighted average number of 1,980,970,000 shares (2003: 1,920,306,000 shares) in issue during the period.

The calculation of diluted earnings per share is based on the adjusted profit attributable to shareholders of HK$138,533,000 and the weighted average number of 2,146,658,000 shares after adjusting for the effects of all dilutive potential shares.

The diluted earnings per share for the previous period was not presented as the exercise of the share options outstanding as at 30th June 2003 would not have a dilutive effect on the earnings per share.

6. **Dividends**

		2004 HK$'000	2003 HK$'000
2003	Final scrip dividend with a cash option, payable, of 2 cents per share	39,643	—
2002	Final scrip dividend with a cash option, paid, of 2 cents per share		
	Scrip	—	28,225
	Cash	—	10,187
		39,643	38,412

The Board of Directors declares an interim dividend of 2 cents per share (2003: 1 cent), totalling HK$40,184,000 for the six months ended 30th June 2004 (2003: HK$19,630,000) to shareholders whose names appear on the registers of members of the Company at the close of business on 4th October 2004. This amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

7. **Debtors and prepayments**

	30th June 2004 HK$'000	31st December 2003 HK$'000
Trade debtors	472,068	379,975
Other receivables	157,926	134,847
Prepayments	26,162	39,662
	656,156	554,484

The Group has established credit policies which follow local industry standard. The average normal credit period offered ranges from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic review by management.

The aging analysis of the Group's trade debtors based on the date of invoices and net of provision for bad and doubtful debts is as follows:

	30th June 2004 HK$'000	31st December 2003 HK$'000
Within one month	150,164	148,678
Two to three months	173,282	151,263
Four to six months	79,115	57,813
Over six months	69,505	22,221
	472,068	379,975

8. **Creditors and accruals**

	30th June 2004 HK$'000	31st December 2003 HK$'000
Trade creditors	316,296	296,370
Other creditors	83,058	86,948
Accrued operating expenses	83,191	95,806
Deposits received	11,020	14,531
	493,565	493,655

The aging analysis of the Group's trade creditors based on the dates of the invoices is as follows:

	30th June 2004 HK$'000	31st December 2003 HK$'000
Within one month	201,629	234,086
Two to three months	75,704	39,129
Four to six months	19,564	9,661
Over six months	19,399	13,494
	316,296	296,370

MANAGEMENT DISCUSSION AND ANALYSIS

(I) **Review and Outlook**

Turnover and profit attributable to shareholders for the first half of 2004 was HK$901 million and HK$150 million respectively as compared to HK$1,639 million and HK$42 million for the same period last year. Turnover for the period decrease by 45% whereas the profit was more than double with an increase of 257%.

The decrease in the Group's turnover but with a drastic increase in profit attributable to shareholders was due to the profit from sales of properties from the jointly controlled entities where only the Group's share of profits is included in the profit and loss statement. Contribution from the properties division during the period was performing well with the continued rising trend of properties prices as a result of the improvement in the overall economic outlook and property market sentiment in Hong Kong after the SARS impact. In some cases, the increase might be as high as 40% and above when compared with last year. Major properties sold in Hong Kong during the period were La Costa, The Palace, Anglers' Bay, The Cairnhill and Parkview Place Phase III in Guangzhou.

The Group's property development projects and investment property project in Shanghai (with the total gross floor area of approximately 700,000 square metres) were progressing well. Pre-sale of residential units of some of these property development projects will commence by the end of this year or early next year. Our Grade A office building located in Huaihai Zhong Road will be completed at around the same time. Pre-leasing program of this Grade A office building progressed well and was well received by the market.

	Note		
Current liabilities			
Creditors and accruals	8	493,563	493,655
Current portion of long-term liabilities		418,153	158,078
Tax payable		38,892	38,297
Short-term bank loans and overdrafts		286,646	176,984
Dividend payable		39,843	—
		1,276,899	865,014
Net current assets		4,257,065	2,884,322
		6,041,993	5,006,873
Financed by:			
Share capital		198,255	197,797
Reserves		2,449,393	2,333,890
Shareholders' funds		2,647,648	2,531,687
Minority interests		1,098,966	1,083,869
Long-term liabilities		2,206,947	1,302,184
Non-current liabilities		88,432	89,133
		6,041,993	5,006,873

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. **Accounting policies**

The financial statements have been prepared under historical cost convention as modified by the revaluation of certain investments and properties, and in accordance with Hong Kong Financial Reporting Standards. The interim financial information has been presented in accordance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies adopted for the preparation of the financial statements are consistent with those described in the 2003 Annual Report and Financial Statements.

2. **Segment information**

The Group is principally engaged in property development and investment, manufacture, sale and distribution of construction materials. A summary of business segments is set out as follows:

	Properties and others HK$'000	Construction materials HK$'000	Total HK$'000
Six months ended 30th June 2004			
Turnover	283,207	617,478	900,685
Other revenues	6,388	5,025	11,413
Operating profit	17,901	1,697	19,598
Finance costs			(6,270)
Share of profits less losses of			
Jointly controlled entities	173,259	4,565	177,824
Associated companies	—	1,308	1,308
Profit before taxation			190,460
Six months ended 30th June 2003			
Turnover	1,123,792	515,583	1,639,375
Other revenues	7,004	2,954	9,958
Operating profit	38,237	26,274	64,511
Finance costs			(9,835)
Share of profits less losses of			
Jointly controlled entities	22,233	1,523	23,756
Associated companies	—	341	341
Profit before taxation			78,773

A summary of geographical segments is set out as follows:

	Turnover 2004 HK$'000	Turnover 2003 HK$'000	Operating profit/(loss) 2004 HK$'000	Operating profit/(loss) 2003 HK$'000
Hong Kong	458,146	1,316,918	26,191	38,615
Mainland China and others	442,539	322,457	(6,593)	25,896
	900,685	1,639,375	19,598	64,511

3. **Operating profit**

	2004 HK$'000	2003 HK$'000
Operating profit is stated after crediting:		
Unrealised gain on listed investments	5,989	6,400
Profit on disposal of plant and equipment	21	205
Gain on disposal of operating rights	—	28,260
Amortisation of negative goodwill	316	316
and after charging:		
Cost of inventories sold	554,568	451,853
Depreciation	40,665	33,980
Amortisation		
Quarry site development	871	720
Overburden removal costs	8,208	6,898
Royalty	1,979	1,402
Operating lease rental for land and buildings	6,630	7,167
Provision for other investments	11,000	—
Loss on disposal of listed investments	2,893	—
Unrealised loss on long-term investments	—	1,365

4. ***Taxation***

	2004 HK$'000	2003 HK$'000
Company and subsidiaries		
Hong Kong profits tax	(4,526)	(17,531)
Overseas taxation	(1,518)	(1,546)
Deferred taxation	385	1,094
Jointly controlled entities		
Hong Kong profits tax	(32,392)	(3,892)
Overseas taxation	(279)	(378)
Deferred taxation	1,290	(487)
Associated companies		
Hong Kong profits tax	(443)	—
	(37,483)	(22,740)

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the period. Taxation assessable on profits generated overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

market sentiment in Hong Kong after the SARS impact. In some cases, the increase might be as high as 40% and above when compared with last year. Major properties sold in Hong Kong during the period were La Costa, The Palace, Anglers' Bay, The Cairnhill and Parkview Place Phase III in Guangzhou.

The Group's property development projects and investment property project in Shanghai (with the total gross floor area of approximately 700,000 square metres) were progressing well. Pre-sale of residential units of some of these property development projects will commence by the end of this year or early next year. Our Grade A office building located in Huaihai Zhong Road will be completed at around the same time. Pre-leasing program of this Grade A office building progressed well and was well received by the market.

During the period, the Group had acquired through Government public auction and tender of the Urban Renewal Authority, two sites at Tung Lo Wan Hill Road in Shatin and Johnston Road in Wanchai with a total gross floor area of approximately 25,000 and 21,000 square metres respectively. Development plans are now underway. It is expected that the two projects will be completed in 2007 and 2008 respectively.

The market condition for construction materials business in Hong Kong is soft in the first half of the year but is expected to improve gradually as the economy of Hong Kong is now on the path of recovery. The Group has continued to explore new business opportunities and areas to improve profit contribution from the construction materials division. New projects such as the ready-mixed concrete operation at Daya Bay, Huidong has begun making profit contribution as planned.

In the Mainland, the volatile fluctuation in raw material prices in the first half of the year has its toll on the performance of the operations. With the implementation of austerity measures by the Central Government, raw material prices begin to stabilize. This would of course be beneficial to the Group's operation in the Mainland. As regards to new projects, all of them were progressed as planned. It is envisaged that the Group's performance will be further enhanced when all these projects gradually phasing into operation. On 19th August 2004, the Group entered into a joint venture contract to establish an equity joint venture company in Yunnan, PRC of which the Group will hold a 20% interest, the joint venture company shall be named Yunnan Kungang & K. Wah Cement Construction Materials Co. Ltd. for the manufacture, sale, and distribution of cement and slag and related products.

(II) **Review of Finance**

1. *Financial Position*

The financial position of the Group continued to remain strong during the period. At 30th June 2004, the shareholders' funds increase by 5% to HK$2,648 million from HK$2,532 million at 31st December 2003 and total funds employed was HK$6.6 billion, an increase of 26% over the end of 2003.

2. *Liquidity, Financial Resources and Gearing Ratio*

Cash and bank balances less short term loans and overdrafts at 30th June 2004 stood at HK$821 million, 141% higher than the HK$340 million at 31st December 2003.

The gearing ratio, defined as the total loans outstanding less cash balances to total assets, stayed at a healthy level of 29%.

During the period, the Group issued an aggregate amount of HK$864.26 million 0.5% guaranteed convertible bonds due in March 2009 in order to diversify its source of funding.

The Group's liquidity position remains strong and the Group possesses sufficient cash and substantial banking facilities to meet its working capital requirements, future acquisitions and investments.

3. *Treasury Policies*

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimize risk. The majority of the Group's borrowings are in either Hong Kong Dollars or Renminbi. Forward foreign exchange contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are also utilized when considered appropriate to avoid impact of any undue interest rate fluctuation on the operation.

The Group has not engaged in the use of derivative products, which are considered not necessary for the Group's treasury management activities.

4. *Charges on Group Assets*

Investment properties and leasehold land and buildings with carrying values of HK$147 million (31st December 2003: HK$267 million) and HK$188 million (31st December 2003: HK$290 million) respectively were pledged to banks to secure the Group's borrowing facilities.

5. *Contingent Liabilities*

The Company has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries amounting to HK$2,781 million (31st December 2003: HK$1,505 million), of which HK$1,409 million (31st December 2003: HK$767 million), have been utilised.

The Company has executed a guarantee in favour of the HKSAR Government in respect of the performance by a subsidiary's obligation under a contract with the HKSAR Government.

EMPLOYEES AND REMUNERATION POLICY

The Group, excluding associated companies and jointly controlled entities, employs 2,268 employees in Hong Kong and the Mainland. Employee costs, excluding Directors' emoluments, amounted to HK$104 million.

The Group recruits and promotes individuals based on merit and their development potential and ensures remuneration packages are competitive. Following approval by the shareholders in 1989, the Group has a share option scheme for senior executives for the purpose of providing competitive remuneration package and long term retention of management talents. Likewise in the Mainland China, employees' remuneration is commensurate with market pay levels with the emphasis on provision of training and development opportunities.

SHARE CAPITAL

The Company has not redeemed any of its shares during the six months ended 30th June 2004. Neither the Company nor any of its subsidiary companies have purchased or sold any of the Company's shares during the six months ended 30th June 2004.

AUDIT COMMITTEE

Having been reviewed by the Company's Auditors, PricewaterhouseCoopers, the Group's interim financial information for the six months ended 30th June 2004 was reviewed by the Audit Committee ("Committee"). Regular meetings have been held by the Committee which meets at least twice each year.

CHANGE IN THE BOARD

The Board welcomes the appointment of Mr. Robert George Nield as an independent non-executive director of the Company with effect from 8th September 2004, bringing substantial valuable experience to the Group.

CLOSE OF REGISTERS

The registers of members will be closed from 27th September 2004 to 4th October 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the dividend, shareholders must ensure that all transfers together with the relevant share certificates are lodged with the Company's Branch Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 24th September 2004.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30th June 2004, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange").

PUBLICATION OF FURTHER INFORMATION

All information required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 of the Rules Governing the Listing of Securities on the Exchange in force prior to 31st March 2004, which remain applicable to results announcements in respect of accounting periods commencing before 1st July 2004 under the transitional arrangements, will be published on the Company's and the Exchange's websites in due course. The Group's interim financial statements have been reviewed by the Company's Auditors, PricewaterhouseCoopers, and a report of their review will be included in the Interim Report to Shareholders.

DIRECTORS

As at the date of this announcement, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Michael Leung Man Kin and the independent non-executive directors are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 8th September 2004

Principal Office:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Website: www.kwih.com

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)
(股票代號：173)

截至二零零四年六月三十日止之六個月
中期業績公佈

中期業績

嘉華國際集團有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(簡稱「本集團」)截至二零零四年六月三十日止之六個月之未經審核業績如下：

本集團截至二零零四年六月三十日止之六個月之營業額為港幣900,685,000元，較去年同期減少港幣738,690,000元。

本集團截至二零零四年六月三十日止之六個月未經審核之股東應佔溢利為港幣150,455,000元，較去年同期增加港幣108,358,000元。

中期股息

董事會議決派發截至二零零四年六月三十日止之六個月之中期股息，每股港幣2仙，共需港幣40,184,000元，給予在二零零四年十月四日已登記於本公司股東名冊內之股東。董事會並建議以股代息之方式派發該等股息，惟股東可選擇收取現金以代替部分或全部股息。(截至二零零三年六月三十日止之六個月：每股獲派發以股代息之中期股息，每股港幣1仙，共需港幣19,630,000元，惟股東可選擇收取現金以代替股份股息。)一份載有以股代息之詳情之通函將寄予本公司之股東。

綜合損益表
截至二零零四年六月三十日止之六個月

	附註	二零零四年 港幣千元	二零零三年 港幣千元
營業額	2	900,685	1,639,375
銷售成本		(812,990)	(1,539,533)
毛利		87,695	99,842
其他收益		11,413	9,958
其他營運收入		16,210	42,973
行政費用		(70,811)	(61,774)
其他營運費用		(24,909)	(26,488)
經營溢利	2及3	19,598	64,511
財務費用		(8,270)	(9,835)
應佔溢利減虧損			
共同控制實體		177,824	23,756
聯營公司		1,308	341
除稅前溢利		190,460	78,773
稅項	4	(37,483)	(22,740)
除稅後溢利		152,977	56,033
少數股東權益		(2,522)	(13,936)
股東應佔溢利		150,455	42,097
中期股息		40,184	19,630
		港仙	港仙
每股盈利	5		
基本		7.6	2.2
攤薄		6.5	不適用

綜合資產負債表
二零零四年六月三十日

	附註	二零零四年 六月三十日 港幣千元	二零零三年 十二月三十一日 港幣千元
非流動資產			
物業、機器及設備		1,136,958	1,136,196
共同控制實體		281,679	537,030
聯營公司		16,963	16,098
其他非流動資產		349,328	433,227
		1,784,928	2,122,551
流動資產			
發展物業		3,598,380	2,519,342
存貨		92,960	68,716
應收賬款及預付款	7	656,156	554,484
可收回稅項		2,399	8,173
其他投資		76,545	81,556
現金及銀行結餘		1,107,604	517,065
		5,533,964	3,749,336
流動負債			

4. 稅項

	二零零四年 港幣千元	二零零三年 港幣千元
本公司及附屬公司		
香港利得稅	(4,526)	(17,531)
海外稅項	(1,518)	(1,546)
遞延稅項	385	1,094
共同控制實體		
香港利得稅	(32,392)	(3,892)
海外稅項	(279)	(378)
遞延稅項	1,290	(487)
聯營公司		
香港利得稅	(443)	—
	(37,483)	(22,740)

香港利得稅乃按照期內估計應課稅溢利按百分之十七點五(二零零三年：百分之十七點五)稅率提撥。就海外經營業務產生之應課稅溢利乃按有關國家適用之稅率作準備。

5. 每股盈利

每股基本盈利乃按照股東應佔溢利港幣150,455,000元(二零零三年：港幣42,097,000元)及期內已發行股份之加權平均數1,980,970,000股(二零零三年：1,920,308,000股)計算。

每股攤薄盈利乃按照經調整後之股東應佔溢利港幣138,533,000元及計入所有潛在攤薄盈利股份之影響後之股份加權平均數2,146,658,000股計算。

去年同期之每股攤薄盈利並無呈列，因於二零零三年六月三十日尚未行使之認股權對每股盈利並沒有攤薄之影響。

6. 股息

	二零零四年 港幣千元	二零零三年 港幣千元
二零零三年末期應付股息附現金選擇權，每股港幣2仙	39,643	—
二零零二年末期已付股息附現金選擇權，每股港幣2仙		
以股代息	—	28,225
現金	—	10,187
	39,643	38,412

董事會議決派發截至二零零四年六月三十日止之六個月中期股息，每股港幣2仙(二零零三年：港幣1仙)，共需港幣40,184,000元(二零零三年：港幣19,630,000元)，給予在二零零四年十月四日已登記於本公司股東名冊內之股東。此項擬派發股息將於截至二零零四年十二月三十一日止年度列作盈餘儲備分派。

7. 應收賬款及預付款

	二零零四年 六月三十日 港幣千元	二零零三年 十二月三十一日 港幣千元
貿易應收賬款	472,066	379,975
其他應收賬款	157,928	134,847
預付款	26,162	39,662
	656,156	554,484

集團實行之信貸政策依從當地有關行業之標準。給予在香港客戶之信用期限平均一般為30至60天，而在中國內地之客戶為120至180天。此政策由管理層作定期檢討。

下列為集團之應收賬款以發票日期計算及扣除呆賬撥備之賬齡分析：

	二零零四年 六月三十日 港幣千元	二零零三年 十二月三十一日 港幣千元
一個月內	150,164	148,678
二至三個月	173,282	151,263
四至六個月	79,115	57,813
六個月以上	69,505	22,221
	472,066	379,975

8. 應付賬款及應計費用

	二零零四年 六月三十日 港幣千元	二零零三年 十二月三十一日 港幣千元
貿易應付賬款	316,296	296,370
其他應付賬款	83,058	86,948
應計費用	83,191	95,806
已收按金	11,020	14,531
	493,565	493,655

集團應付賬款依發票日期計算之賬齡分析如下：

	二零零四年 六月三十日 港幣千元	二零零三年 十二月三十一日 港幣千元
一個月內	201,629	234,086
二至三個月	75,704	39,129
四至六個月	19,564	9,661
六個月以上	19,399	13,494
	316,296	296,370

	附註	二零零四年	二零零三年
可收回稅項		2,399	8,173
其他投資		76,545	81,556
現金及銀行結餘		1,107,604	517,065
		5,533,964	3,749,336
流動負債			
應付賬款及應計費用	8	493,565	493,655
長期負債之現期部份		418,153	156,078
應付稅項		38,892	38,297
銀行短期貸款及透支		286,646	176,984
應付股息		39,643	—
		1,276,899	865,014
流動資產淨額		4,257,065	2,884,322
		6,041,993	5,006,873
資金來源：			
股本		198,255	197,797
儲備		2,449,393	2,333,890
股東權益		2,647,648	2,531,687
少數股東權益		1,098,966	1,083,869
長期負債		2,206,947	1,302,184
非流動負債		88,432	89,133
		6,041,993	5,006,873

綜合報表附註

1. **會計政策**

本財務報表乃根據歷史成本會計法編製，並對某些投資及物業的重估作出修訂，及按照香港財務報告準則編製而成。本財務報表並按據香港會計師公會發出之會計實務準則第二十五號「中期報告」編製。

編製本財務報表所採用之會計政策和二零零三年年報及財務報表所披露者一致。

2. **分部資料**

本集團主要從事物業發展及投資、製造、銷售及分銷建築材料。

業務分部評列如下：

	地產及其他 港幣千元	建築材料 港幣千元	總數 港幣千元
截至二零零四年六月三十日止之六個月			
銷售額	283,207	617,478	900,685
其他收益	6,388	5,025	11,413
經營溢利	17,901	1,697	19,598
財務費用			(8,278)
應佔溢利減虧損			
共同控制實體	173,259	4,565	177,824
聯營公司	—	1,308	1,308
除稅前溢利			190,460
截至二零零三年六月三十日止之六個月			
銷售額	1,123,792	515,583	1,639,375
其他收益	7,004	2,954	9,958
經營溢利	38,237	26,274	64,511
財務費用			(9,835)
應佔溢利減虧損			
共同控制實體	22,233	1,523	23,756
聯營公司	—	341	341
除稅前溢利			78,773

地區分佈評列如下：

	營業額		經營溢利／(虧損)	
	二零零四年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元	二零零三年 港幣千元
香港	458,146	1,316,918	26,191	38,615
中國內地及其他地區	442,539	322,457	(6,593)	25,896
	900,685	1,639,375	19,598	64,511

3. **經營溢利**

	二零零四年 港幣千元	二零零三年 港幣千元
經營溢利已計入：		
上市投資未變現收益	5,989	6,400
出售機器及設備溢利	21	205
出售營業權之收益	—	28,260
攤銷負商譽	316	316
及已扣除：		
銷售存貨成本	554,566	451,853
折舊	40,665	33,980
攤銷		
石礦場之發展費用	871	720
清除泥土費用	8,208	6,898
專利費	1,979	1,402
土地及樓房經營租賃租金	6,630	7,167
其他投資之撥備	11,000	—
出售上市投資虧損	2,893	—
長期投資未變現虧損	—	1,365

一個月內	201,629	234,086
二至三個月	75,704	39,129
四至六個月	19,564	9,661
六個月以上	19,399	13,494
	316,296	296,370

管理層之討論及分析

(I) **回顧及展望**

集團在二零零四年上半年之營業額及股東應佔溢利分別為港幣901,000,000元及港幣150,000,000元，對比去年同期為港幣1,639,000,000元及港幣42,000,000元，營業額比去年下降了百分之四十五，而溢利則大幅上升超過兩倍達百分之二百五十七。

集團營業額下降而溢利卻大幅上升乃因共同控制實體之出售物業溢利只計入本集團應佔之溢利而列入損益表。期內集團的物業銷售有優越的表現，自非典型肺炎疫情在香港趨於穩定後，經濟展望及市場氣氛得以改善下，物業價格平穩上升，個別單位價格對比往年價格增加了百分之四十以上，期內在香港主要出售的物業為嘉華星濤灣、嘉皇臺、海茗軒及朗逸峰。在國內則為廣州的嘉和苑三期。

集團在上海持有的物業發展項目及物業投資項目(樓面面積共約700,000平方米)進展順利。部分物業發展項目將於本年年底至明年初預售。集團在淮海中路的甲級寫字樓亦將於同一時間內完成。此甲級寫字樓的預租情況進展理想。

在期內，集團經政府拍賣及市區重建局的投標，購入兩幅位於沙田銅鑼灣山道及灣仔莊士敦道，樓面面積分別約為25,000平方米及21,000平方米的地盤，發展計劃現正進行中，預計此兩個項目將於2007及2008年內完成。

香港建材業務在上半年表現疲弱，但隨著本港整體經濟逐漸復甦，預期建材業務將進一步改善。集團不斷地拓展新的商機以增加盈利貢獻。新的投資項目如在惠東大亞灣成立之預拌混凝土業務，已按預期開始產生盈利貢獻。

內地建材業務，由於原材料價格在上半年十分波動，令業務表現有所影響，尤幸在中央政府實施宏觀調控措施下，原材料價已趨穩定，集團內地之業務亦因此而受惠。在新的項目發展方面，一切均按原定計劃進行。預期集團之業績在此等項目全面投產時，將能進一步提升。集團於二零零四年八月十九日訂立合資合同，在中國雲南成立合資公司，集團佔百分之二十權益。該合資公司將名為雲南昆鋼嘉華水泥建材有限公司並從事製造、銷售及分銷水泥、礦渣微粉及相關產品。

(II) **財務檢討**

(1) *財務狀況*

本集團之財務狀況於期內持續強健。於二零零四年六月三十日，股東權益為港幣2,648,000,000元，與二零零三年十二月三十一日之港幣2,532,000,000元，上升百分之五；而資金運用之總額為港幣66億元，較二零零三年增加百分之二十六。

(2) *集團流動資金、財務資源及負債比率*

截至二零零四年六月三十日止，集團之現金及銀行結餘扣除短期銀行借款及銀行透支為港幣821,000,000元，相比在二零零三年十二月三十一日止之港幣340,000,000元，上升百分之一百四十一。

在負債比率方面(比率計算定義為未償還之借款總額減除現金與總資產額相比)，截至二零零四年六月三十日止之負債比率維持在百分之二十九之穩健水平。

為拓展資金來源，集團於期內發行一批於二零零九年三月到期面值港幣864,260,000元之0.5%有擔保可換股債券。

本集團之流動資金狀況保持強健，有足夠的現金及充裕的銀行信貸以應付日常營運資金、未來的收購及投資之需求。

(3) *庫務政策*

本集團管理外匯繼續以保守政策控制風險為主，本集團借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。在適當的情況下，集團亦利用利率掉期合約以避免因利率大幅波動時而影響集團之營運。

本集團並無投資於與集團財務無關之衍生工具。

(4) *集團資產之抵押*

投資物業及租約土地及樓房之賬面值分別為港幣147,000,000元(二零零三年十二月三十一日：港幣267,000,000元)及港幣188,000,000元(二零零三年十二月三十一日：港幣290,000,000元)已抵押予銀行作為集團信貸之擔保。

(5) *或然負債*

本公司已就若干附屬公司取得之信貸額為港幣2,781,000,000元(二零零三年十二月三十一日：港幣1,505,000,000元)向銀行及財務機構出具擔保。於二零零四年六月三十日已動用之信貸額為港幣1,409,000,000元(二零零三年十二月三十一日：港幣767,000,000元)

本公司就一附屬公司與香港特別行政區政府之履行合約承擔向香港特別行政區政府出具擔保。

僱員及薪酬政策

本集團在香港及中國內地僱員總人數為2,268人(不包括聯營公司及共同控制實體)，僱員成本(不包括董事酬金)合共港幣104,000,000元。

本集團聘用及提升僱員以工作能力及其發展潛質為原則，並為僱員提供具競爭力的薪酬福利配套。本集團已為高級行政人員設立一項認股權計劃，藉此提供具競爭力的薪酬制度及長期挽留優秀管理人材。該計劃在獲得股東批准後於一九八九年開始推行。此外，集團亦參照內地市場的薪酬水平，釐定內地員工的薪酬福利，並著重為員工提供培訓及發展的機會。

股本

本公司於截至二零零四年六月三十日之六個月，並無贖回任何本公司之股份。本公司及其附屬公司亦未於期內購入或出售任何本公司之股份。

審核委員會

集團截至二零零四年六月三十日止六個月之中期財務報告，經本公司之核數師羅兵咸永道會計師事務所審閱後，已由審核委員會審閱。該審核委員會有定期會議，每年至少舉行兩次。

董事會變動

董事會對廖樂柏先生於二零零四年九月八日獲委任為本公司之獨立非執行董事及將其寶貴經驗貢獻予本集團表示歡迎。

暫停辦理登記手續

本公司將於二零零四年九月二十七日至二零零四年十月四日(首尾兩天包括在內)暫停辦理股票過戶登記手續，股東如欲確保收取股息，一切過戶文件連同有關之股票須於二零零四年九月二十四日下午四時前送達香港皇后大道東183號合和中心17樓1712－1716室本公司於香港之股票過戶登記分處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

各董事概無獲悉有任何資料，足以合理顯示本公司於截至二零零四年六月三十日止之六個月內任何時間違反香港聯合交易所有限公司(「聯交所」)證券上市規則附錄十四所載之最佳應用守則。

刊載進一步資料

於二零零四年三月三十一日前有效之聯交所證券上市規則附錄十六第46(1)至46(6)段(包括首尾兩段)所規定(在過渡安排下仍適用於就二零零四年七月一日前開始之會計期間刊登之業績公佈)之全部資料，將於稍後時間在本公司及聯交所網頁上登載。集團之中期財務報表已經由本公司之核數師羅兵咸永道會計師事務所審閱，核數師之審閱報告將包括在致股東之中期報告內。

董事

於本公佈日期，執行董事為呂志和博士、呂耀東先生、倫贊球先生、許棋安先生，羅志聰先生及鄧呂慧瑜女士。非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
公司秘書
潘鉅開

香港，二零零四年九月八日

主要辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓

網址：www.kwih.com

K. WAH INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 27)

JOINT ANNOUNCEMENT
DISCLOSEABLE TRANSACTION
ESTABLISHMENT OF A JOINT VENTURE FOR PRODUCTION OF CONSTRUCTION MATERIALS IN YUNNAN

The KWIH Board and the KWCM Board announce that on 19 August 2004, Party B (an indirect wholly owned subsidiary of KWCM and a subsidiary of KWIH) entered into the Joint Venture Contract to establish a sino-foreign equity joint venture company in Yunnan, the PRC, to be named Yunnan Kungang & K. Wah Cement Construction Materials Co. Ltd. 雲南昆鋼嘉華水泥建材有限公司.

The total investment amount of the Joint Venture Company is RMB500 million (approximately HKD471 million), which shall include the registered capital of RMB300 million (approximately HKD283 million) and Party B shall contribute 30% thereto. The difference between the total investment amount and the registered capital will be funded by bank borrowings to be arranged by the Joint Venture Company. If required by the lenders, the shareholders shall agree to mortgage the assets of the Joint Venture Company as security or to provide guarantee in proportion to their respective equity interests in the Joint Venture Company.

The Joint Venture Contract is a discloseable transaction for each of KWIH and KWCM under the Listing Rules. A circular containing the details of the Joint Venture Contract will be despatched to the respective shareholders of KWIH and KWCM in due course.

The Joint Venture Contract

Date: 19 August 2004

Parties:

(1) 昆明鋼鐵控股有限公司 (Kunming Steel Holding Co., Ltd.) (Party A), a state-owned entity established in the PRC with principal business activities of holding and managing various state-owned assets and operations, including steel and cement operations in Yunnan

(2) Profit Access Investments Limited (Party B), an indirect wholly owned subsidiary of KWCM and a subsidiary of KWIH

(3) 雲南華雲實業集團公司 (Yunnan Huayun Industrial Holding Company) (Party C), a collective entity established in the PRC with principal business activities in steel and cement production

(4) 安寧市投資有限公司 (Anning Investment Co., Ltd.) (Party D), a state-owned entity established in the PRC with principal business activities of investing and managing state-owned assets and funds

To the best of the knowledge, information and belief of the respective directors of KWIH and KWCM and having made all reasonable enquiry, Party A, Party C and Party D and their respective ultimate beneficial owners are independent third parties not connected with KWIH or KWCM, any director, chief executive or substantial shareholder of KWIH or KWCM or any of their subsidiaries or their respective associates as defined in the Listing Rules.

Business objective of the Joint Venture Company: The Joint Venture Company shall be established for the principal purpose of manufacture, sale and distribution of cement and slag and related products.

Registered capital and total investment amount of the Joint Venture Company: The total investment amount of the Joint Venture Company is RMB500 million (approximately HKD471 million), which shall include the registered capital of RMB300 million (approximately HKD283 million).

The registered capital will be contributed as to 50% (equivalent to RMB150,000,000, approximately HKD141,400,000) by Party A, as to 30% (equivalent to RMB90,000,000, approximately HKD84,840,000) by Party B, as to 18.692% (equivalent to RMB56,080,000, approximately HKD52,870,000) by Party C and as to 1.308% (equivalent to RMB3,920,000, approximately HKD3,700,000) by Party D.

Party A and Party C shall contribute their respective shares of the registered capital in the form of assets and production facilities comprising workshops, buildings, machineries and electronic equipments of an existing cement and slag plant for the future use by the Joint Venture Company. These assets and production facilities have been valued by qualified valuers in accordance with PRC laws. Party B and Party D shall contribute their respective shares of the registered capital in cash.

The registered capital shall be contributed within 30 days from the date when the business licence of the Joint Venture Company is issued. The business licence is expected to be issued on or around 30 October 2004.

The difference between the total investment amount and the registered capital will be funded by bank borrowings to be arranged by the Joint Venture Company. If required by the lenders which will be independent third parties of KWIH and KWCM, the shareholders shall agree to mortgage the assets of the Joint Venture Company as security or to provide guarantee on several basis in proportion to their respective equity interests in the Joint Venture Company.

Board composition of the Joint Venture Company: The board of directors of the Joint Venture Company shall consist of seven directors. Party A shall be entitled to appoint four directors, Party B shall be entitled to appoint two directors and Party C shall be entitled to appoint one director.

The chairman of the board shall be appointed by Party A.

Profit sharing: The net profit of the Joint Venture Company after deducting tax and statutory reserves will be shared by the shareholders in proportion to their respective equity interests in the Joint Venture Company, as to 50% by Party A, as to 30% by Party B, as to 18.692% by Party C and as to 1.308% by Party D.

Term of the Joint Venture Company: 50 years from the date when the business licence of the Joint Venture Company is issued.

Source of funding

The investment of Party B in the Joint Venture Company will be funded by KWCM's internal resources. It is expected that there will be no material adverse impact on the cash flow and gearing ratio of KWCM. The Joint Venture Company is expected to be classified as a jointly controlled entity in the books of KWIH and KWCM.

located in western region of the PRC that is undergoing development. It is also the inland region in the PRC that connects with other Asian countries, such as Thailand, Laos and Myanmar. Under the economic development initiatives of the Central government towards the western region, and in order to strengthen the economic relationship with the neighbouring countries, Yunnan Province is allowed to grant certain preferential treatments, such as tax incentives, to qualifying new investments. The Joint Venture Company is one of these qualifying investments. The investment in the Joint Venture Company will serve to establish a foundational foothold for KWCM in its entry to the western mainland China market.

Party A is the largest steel manufacturing enterprise in Yunnan Province and a sizeable national industrial conglomerate with strong competitiveness in the market. Party A has sinter resources, which will effectively enhance the cost competitiveness of cement and sinter powder products. This joint venture project with Party A involves innovative dry cement technology and also complies with policies enforced by mainland China in the construction materials production industry. Both the Boards of KWIH and KWCM regard Party A as a preferred cooperation partner for KWCM's business development in Yunnan Province as well as in the western region of the PRC. It is also believed that the cooperation will synergize parties' technology and competency and bring forth remarkable results.

The KWIH Board and the KWCM Board consider that the Joint Venture Contract is fair and reasonable and that the formation of the Joint Venture Company is in the best interest of KWIH and KWCM and their respective shareholders as it provides an opportunity for KWCM to further expand its business in mainland China and to capture the economic growth of the Greater China. The KWIH Board and the KWCM Board are of the view that this will help enhance the competitive edge and growth potential of KWIH and KWCM.

General

KWCM is an indirect 67% owned subsidiary of KWIH. The principal activities of KWIH are property investment and development in Hong Kong, mainland China and Singapore as well as investment holding in KWCM. The principal activities of KWCM are the manufacture, sale and distribution of construction materials in Hong Kong and mainland China.

Discloseable transaction

Based on the proportionate share of the registered capital of RMB90,000,000 (approximately HKD84,840,000) to be contributed by Party B to the Joint Venture Company and the maximum amount of guarantee of RMB60,000,000 (approximately HKD56,560,000) that may have to be provided by Party B under the Joint Venture Contract, if necessary, to secure future bank borrowings of the Joint Venture Company (being 30% of the difference between the total investment amount and the registered capital), the Joint Venture Contract constitutes a discloseable transaction for each of KWIH and KWCM under the Listing Rules. A circular containing the details of the Joint Venture Contract will be despatched to the respective shareholders of KWIH and KWCM in due course.

Terms used in this announcement

"HKD"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Joint Venture Company"	Yunnan Kungang & K. Wah Cement Construction Materials Co. Ltd. 雲南昆鋼嘉華水泥建材有限公司, a sino-foreign equity joint venture company to be established pursuant to the Joint Venture Contract and to be held by Party A as to 50%, by Party B as to 30%, by Party C as to 18.692% and by Party D as to 1.308%.
"Joint Venture Contract"	the sino-foreign equity joint venture contract dated 19 August 2004 entered into between Party A, Party B , Party C and Party D in respect of the establishment of the Joint Venture Company
"KWCM"	K. Wah Construction Materials Limited, a company incorporated in Hong Kong the shares of which are listed on the Stock Exchange and a subsidiary of KWIH
"KWCM Board"	the Board of Directors of KWCM
"KWIH"	K. Wah International Holdings Limited, a company incorporated in Bermuda the shares of which are listed on the Stock Exchange and the holding company of KWCM
"KWIH Board"	the Board of Directors of KWIH
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Party A"	昆明鋼鐵控股有限公司 (Kunming Steel Holding Co., Ltd.), a state-owned entity established in the PRC
"Party B"	Profit Access Investments Limited, a company incorporated in the British Virgin Islands being an indirect wholly owned subsidiary of KWCM and a subsidiary of KWIH
"Party C"	雲南華雲實業集團公司 (Yunnan Huayun Industrial Holding Company), a collective entity established in the PRC
"Party D"	安寧市投資有限公司 (Anning Investment Co., Ltd.), a state-owned entity established in the PRC
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Michael Leung Man Kin and the independent non-executive directors are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Dr.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

嘉華建材有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

聯合公佈
須予披露的交易
成立於雲南生產建材之合營企業

嘉華國際董事會及嘉華建材董事會公佈，於二零零四年八月十九日，乙方(嘉華建材之間接全資附屬公司及嘉華國際之附屬公司)訂立合資合同，於中國雲南成立稱為雲南昆鋼嘉華水泥建材有限公司之中外合資公司。

合資公司之投資總額為人民幣500,000,000元(約471,000,000港元)，當中包括註冊資本人民幣300,000,000元(約283,000,000港元)，將由乙方出資30%。投資總額與註冊資本之差額將由合資公司安排之銀行借貸撥資。如貸款人提出要求，合資公司之股東將同意以合資公司之資產作為抵押品，或按各股東於合資公司之股權所佔之比例提供擔保。

根據上市規則，合資合同為嘉華國際及嘉華建材各自之須予披露的交易。一份載有合資合同詳情之通函，將於適當時間寄發予嘉華國際及嘉華建材各自之股東。

合資合同

日期： 二零零四年八月十九日

訂約各方：
(1) 昆明鋼鐵控股有限公司(甲方)，一間於中國成立之國有企業，其主要業務為持有及管理多項國有資產及業務，包括雲南之鋼材及水泥業務
(2) 利達投資有限公司(乙方)，嘉華建材之間接全資附屬公司及嘉華國際之附屬公司
(3) 雲南華雲實業總公司(丙方)，一間於中國成立之集體企業，其主要業務為鋼材及水泥生產
(4) 安寧市投資有限公司(丁方)，一間於中國成立之國有企業，其主要業務為投資及管理國有資產及基金

就嘉華國際及嘉華建材各自之董事所深知、理解及確信，並於作出一切合理查詢後得知，甲方、丙方及丁方及彼等之最終實益擁有者為與嘉華國際或嘉華建材、嘉華國際或嘉華建材或其任何附屬公司之任何董事、行政總裁或主要股東，或彼等各自之聯繫人(定義見上市規則)概無關連之獨立第三者。

合資公司之業務目標： 成立合資公司之主要目的為製造、銷售及分銷水泥，礦渣微粉及相關產品。

合資公司之註冊資本及投資總額： 合資公司之投資總額為人民幣500,000,000元(約471,000,000港元)，當中包括註冊資本人民幣300,000,000元(約283,000,000港元)。

註冊資本將由甲方出資50%(相等於人民幣150,000,000元，約141,400,000港元)、乙方出資30%(相等於人民幣90,000,000元，約84,840,000港元)、丙方出資18.692%(相等於人民幣56,080,000元，約52,870,000港元)及丁方出資1.308%(相等於人民幣3,920,000元，約3,700,000港元)。

甲方及丙方將以各自於供合資公司將來使用之一間現有水泥和熔渣廠之資產及生產設施之方式，包括廠房、建築物、機器及電子設備，為其各自應佔之註冊資本出資。該等資產及生產設施已經由有合資格估值師按照中國法律作出評估。乙方及丁方將各自以現金為其應佔之註冊資本出資。

訂約各方將於合資公司獲發營業執照之日期起計三十日內出資註冊資本。營業執照預計將於二零零四年十月三十日或前後發出。

投資總額與註冊資本之差額將由合資公司安排之銀行借貸撥資。如貸款人(將為嘉華國際及嘉華建材之獨立第三方)提出要求，合資公司之股東將同意以合資公司之資產作為抵押品，或按各股東於合資公司之股權所佔之比例個別提供擔保。

合資公司董事會之組成： 合資公司董事會將由七名董事組成。甲方有權委任四名董事、乙方有權委任兩名董事及丙方有權委任一名董事。

董事會主席將由甲方委任。

利潤攤分： 合資公司經扣除稅項及法定儲備後之淨利潤，將由合資公司之股東按其各自於合資公司應佔之股權予以攤分，即甲方佔50%、乙方佔30%、丙方佔18.692%及丁方佔1.308%。

合資公司之經營期限： 於合資公司獲發營業執照之日期起計50年。

資金來源

乙方於合資公司之投資，將由嘉華建材之內部資源撥資。預計此舉不會對嘉華建材之現金流量及資產負債比率造成重大不利影響。合資公司預期於嘉華國際及嘉華建材之賬目中分類為共同控制實體。

組成合資公司之原因

嘉華建材之核心業務為於香港及中國內地製造、銷售及分銷建材。嘉華建材透過重點式的收購項目、成立合資公司或組成業務聯盟，抓緊中國內地的增長契機，令其業務得以壯大。

中國西部地區現代化發展，將為該地區之省份提供極大經濟增長空間，預期在未來數年內對水泥及礦渣微粉等建材的需求量會大大提高。而由於地理環境的因素，市場需求多數將由本地供應所滿足。雲南省位處中國西部開發地區，又是中國內陸與其他亞洲國家(如泰國、老撾、緬甸等)連接的地區，依照中央政府對西部地區實施推動經濟發展的措施，以及加強與周邊國家的經濟聯繫，雲南省獲准向符合資格的新投資項目授出若干如稅務寬減等優惠。合資公司為其中一項符合資格的投資項目。於合資公司的投資，也為嘉華建材進入中國西部市場打下基礎。

甲方是雲南省最大的鋼鐵生產企業和國家特大型工業企業，實力雄厚、市場競爭能力強。甲方擁有的礦渣資源，可以有效地提升水泥和礦渣微粉產品的成本競爭力，而且本次與甲方合作的新型幹法水泥項目也是符合中國內地產業政策的建材生產項目。嘉華國際董事會及嘉華建材董事會認為，甲方是嘉華建材在雲南省乃至中國西部地區發展業務的理想合作夥伴，並相信兩家公司的合作能夠充分發揮雙方各自的技術和實力，共同創造良好的效益。

嘉華國際董事會及嘉華建材董事會認為，合資合同乃公平合理，而成立合資公司符合嘉華國際及嘉華建材和彼等各自股東之最佳利益，因此舉為嘉華建材提供一個機會，於中國內地進一步擴充業務，從大中華區經濟之增長潛力中獲益。嘉華國際董事會及嘉華建材董事會認為，此舉有助嘉華國際及嘉華建材提高競爭力及業務增長動力。

一般事項

嘉華建材為嘉華國際間接擁有67%權益之附屬公司。嘉華國際之主要業務為於香港、中國內地及新加坡進行物業投資及發展，以及於嘉華建材之投資控股。嘉華建材之主要業務為於香港及中國內地製造、銷售及分銷建材。

須予披露的交易

就乙方將向合資公司註冊資本人民幣90,000,000元(約84,840,000港元)出資應佔之份額，以及乙方按需要根據合資合同為合資公司未來銀行借貸或會提供最高款額為人民幣60,000,000元(約56,560,000港元)(即投資總額與註冊資本差額之30%)之擔保，根據上市規則，合資合同對嘉華國際及嘉華建材各自構成須予披露的交易。一份載有合資合同詳情之通函，將於適當時間寄發予嘉華國際及嘉華建材各自之股東。

本公佈所用詞語

「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區
「合資公司」	指	雲南昆鋼嘉華水泥建材有限公司，一間根據合資合同將成立之中外合資經營公司；甲方持有50%權益、乙方持有30%權益、丙方持有18.692%權益及丁方持有1.308%權益
「合資合同」	指	甲方、乙方、丙方及丁方就成立合資公司於二零零四年八月十九日訂立之中外合資經營合同
「嘉華建材」	指	嘉華建材有限公司，一間於香港註冊成立之公司，其股份於聯交所上市，及為嘉華國際之附屬公司
「嘉華建材董事會」	指	嘉華建材之董事會
「嘉華國際」	指	嘉華國際集團有限公司(K. Wah International Holdings Limited)，一間於百慕達註冊成立之公司，其股份於聯交所上市，及為嘉華建材之控股公司
「嘉華國際董事會」	指	嘉華國際之董事會
「上市規則」	指	聯交所證券上市規則
「甲方」	指	昆明鋼鐵控股有限公司，一間於中國成立之國有企業
「乙方」	指	利達投資有限公司，一間於英屬處女群島註冊成立之公司，為嘉華建材之間接全資附屬公司及嘉華國際之附屬公司
「丙方」	指	雲南華雲實業總公司，一間於中國成立之集體企業
「丁方」	指	安寧市投資有限公司，一間於中國成立之國有企業
「中國」	指	中華人民共和國
「人民幣」	指	中國法定貨幣人民幣
「聯交所」	指	香港聯合交易所有限公司

於本公佈刊發日期，嘉華國際之執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志[illegible]先生及鄧呂慧瑜女士；非執行董事為梁文建先生；

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 27)

FINAL SCRIP DIVIDEND WITH CASH OPTION FOR THE YEAR ENDED 31ST DECEMBER 2003

The discounted market value of a share of the Company for the purpose of calculating the number of new shares to be allotted to the shareholders of the Company as the final scrip dividend for the year ended 31st December 2003 is HK$0.6878.

Further to the circular to shareholders of K. Wah Construction Materials Limited (the "Company") dated 31st May 2004 describing arrangements for the payment of the final scrip dividend of HK$0.01 per ordinary share of HK$0.10 each of the Company ("Share"), the Company announces that for the purpose of calculating the number of Shares to be allotted by way of scrip dividend, the discounted market value of a Share is HK$0.6878.

The discounted market value is HK$0.6878, being the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 1st June 2004 to 7th June 2004, both days inclusive, which was HK$0.724, less five per cent discount, rounding down such figure to four decimal places as stated in the circular of the Company dated 31st May 2004.

Accordingly, under the scrip dividend arrangements, shareholders will receive the following number of Shares as scrip dividend on that part of their shareholdings in respect of which they have not made cash elections.

$$\text{Number of Shares held on 31st May 2004 for which cash election is not made} \times \frac{\text{HK\$0.01}}{\text{HK\$0.6878}}$$

The new Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the final dividend for the year ended 31st December 2003, and will rank in full for all future dividends and distributions which may be declared, made or paid.

Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

It is expected that share certificates in respect of the Shares to be allotted as scrip dividend and dividend warrants of HK$0.01 per Share will be posted to shareholders at their own risk on 9th July 2004.

Shareholders who wish to receive all or part of their final dividend in cash in lieu of new Shares are reminded to complete the Form of Election and lodge it with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 25th June 2004. Dealings in the new Shares to be allotted as the final scrip dividend will commence on 12th July 2004. Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the new Shares on 12th May 2004.

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung. The independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi and Mr. James Ross Ancell.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 7th June 2004

嘉華建材有限公司

(於香港註冊成立之有限公司)
(股份代號：27)

截至二零零三年十二月三十一日止年度之末期以股代息(附有選擇現金之權利)

用以計算配發予本公司股東作為截至二零零三年十二月三十一日止年度之末期以股代息之新股份數目之折讓市值為每股港幣0.6878元。

繼於二零零四年五月三十一日致嘉華建材有限公司(「本公司」)股東概述以股代息之安排之通函後，本公司宣佈，用以計算配發本公司每股面值港幣0.10元股份(「股份」)之港幣0.01元代息股份數目之折讓市值為每股股份港幣0.6878元。

該折讓市值為港幣0.6878元，如本公司於二零零四年五月三十一日刊發之通函所述，乃由二零零四年六月一日起至二零零四年六月七日止五個交易日(首尾兩天包括在內)一股股份在香港聯合交易所有限公司之平均收市價港幣0.724元再折讓百分之五(約數至小數點後四個位)。

因此，根據該等以股代息安排，股東就彼等未有選擇收取現金作為股息之該部份股權可收取下列數目之代息股份：

$$\text{於二零零四年五月三十一日持有未有選擇收取現金之股份數目} \times \frac{\text{港幣0.01元}}{\text{港幣0.6878元}}$$

根據以股代息安排可予發行之新股份將在各方面與現有已發行股份享有同等權益(截至二零零三年十二月三十一日止年度之末期股息除外)，可十足享有日後所宣佈，作出或派發之全部股息及分派。

零碎之股份配額將不予配發，其利益撥歸本公司所有。

預期將予配發以作為代息股份之股票及每股港幣0.01元之股息單將於二零零四年七月九日寄發予股東，如有郵誤，概由彼等負責。

股東如欲全部或部份以現金收取末期股息以代替新股份，務須於二零零四年六月二十五日下午四時前將選擇表格填妥並交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室。將予配發作為末期以股代息之新股份預期將於二零零四年七月十二日開始買賣。有關批准可予發行之新股份上市及掛牌買賣之申請已於二零零四年五月十二日提交香港聯合交易所有限公司。

於本公佈日期，本公司之執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；獨立非執行董事為張惠彬博士、鄭慕智先生及顏志宏先生。

承董事會命
公司秘書
潘鉅南

香港，二零零四年六月七日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the actions to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah Construction Materials Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

DISCLOSEABLE TRANSACTION

ESTABLISHMENT OF A JOINT VENTURE FOR PRODUCTION OF CONSTRUCTION MATERIALS IN YUNNAN

10 September 2004

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	the board of Directors
"Company"	K. Wah Construction Materials Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HKD"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Joint Venture Company"	Yunnan Kungang & K. Wah Cement Construction Materials Co. Ltd. 雲南昆鋼嘉華水泥建材有限公司, a sino-foreign equity joint venture company to be established pursuant to the Joint Venture Contract and to be held by Party A as to 50%, by Party B as to 30%, by Party C as to 18.692% and by Party D as to 1.308%
"Joint Venture Contract"	the sino-foreign equity joint venture contract dated 19 August 2004 entered into between Party A, Party B, Party C and Party D in respect of the establishment of the Joint Venture Company
"Latest Practicable Date"	8 September 2004, being the latest practicable date prior to the printing of this circular
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Party A"	昆明鋼鐵控股有限公司 (Kunming Steel Holding Co., Ltd.), a state-owned entity established in the PRC
"Party B"	Profit Access Investments Limited, a company incorporated in the British Virgin Islands being an indirect wholly owned subsidiary of the Company
"Party C"	雲南華雲實業總公司 (Yunnan Huayun Industrial Holding Company), a collective entity established in the PRC
"Party D"	安寧市投資有限公司 (Anning Investment Co., Ltd.), a state-owned entity established in the PRC
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Deputy Chairman)*
Chan Kai Nang *(Managing Director)*
William Lo Chi Chung
Paddy Tang Lui Wai Yu
Joseph Chee Ying Keung

Independent Non-Executive Directors:
Dr. Charles Cheung Wai Bun, JP
Moses Cheng Mo Chi, OBE, JP
James Ross Ancell

Registered Office:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

10 September 2004

To the Shareholders,

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

ESTABLISHMENT OF A JOINT VENTURE FOR PRODUCTION OF CONSTRUCTION MATERIALS IN YUNNAN

Introduction

The Board, jointly with the board of directors of its holding company, K. Wah International Holdings Limited, announced that on 19 August 2004, Party B (an indirect wholly owned subsidiary of the Company) entered into the Joint Venture Contract to establish a sino-foreign equity joint venture company in Yunnan, the PRC, to be named Yunnan Kungang & K. Wah Cement Construction Materials Co. Ltd. 雲南昆鋼嘉華水泥建材有限公司. It constituted a discloseable transaction for the Company under the Listing Rules. The purpose of this circular is to provide you with details of the Joint Venture Contract.

The Joint Venture Contract

Date:	19 August 2004
Parties:	(1) 昆明鋼鐵控股有限公司 (Kunming Steel Holding Co., Ltd.) (Party A), a state-owned entity established in the PRC with principal business activities of holding and managing various state-owned assets and operations, including steel and cement operations in Yunnan (2) Profit Access Investments Limited (Party B), an indirect wholly owned subsidiary of the Company (3) 雲南華雲實業總公司 (Yunnan Huayun Industrial Holding Company) (Party C), a collective entity established in the PRC with principal business activities in steel and cement production (4) 安寧市投資有限公司 (Anning Investment Co., Ltd.) (Party D), a state-owned entity established in the PRC with principal business activities of investing and managing state-owned assets and funds To the best of the knowledge, information and belief of the Directors and having made all reasonable enquiry, Party A, Party C and Party D and their respective ultimate beneficial owners are independent third parties not connected with the Company, any director, chief executive or substantial shareholder of the Company or any of their subsidiaries or their respective associates as defined in the Listing Rules.
Business objective of the Joint Venture Company:	The Joint Venture Company shall be established for the principal purpose of manufacture, sale and distribution of cement and slag and related products.
Registered capital and total investment amount of the Joint Venture Company:	The total investment amount of the Joint Venture Company is RMB500 million (approximately HKD471 million), which shall include the registered capital of RMB300 million (approximately HKD283 million). The registered capital will be contributed as to 50% (equivalent to RMB150,000,000, approximately HKD141,400,000) by Party A, as to 30% (equivalent to RMB90,000,000, approximately HKD84,840,000) by

Party B, as to 18.692% (equivalent to RMB56,080,000, approximately HKD52,870,000) by Party C and as to 1.308% (equivalent to RMB3,920,000, approximately HKD3,700,000) by Party D.

Party A and Party C shall contribute their respective shares of the registered capital in the form of assets and production facilities comprising workshops, buildings, machinery and electronic equipment of an existing cement and slag plant for the future use by the Joint Venture Company. These assets and production facilities have been valued on a replacement value basis by Yunnan Tianying Certified Public Accountants Co., Ltd., a qualified PRC accountants firm and valuer, in accordance with PRC laws. The valuation report is dated 25 May 2004 and is not made by the valuer for incorporation in this circular. As stated in the valuation report, the valuation as at 31 March 2004 was substantially higher than the total contributions of the registered capital to be made by Party A and Party C, the excess of which will be classified as the Joint Venture Company's liabilities. Party B and Party D shall contribute their respective shares of the registered capital in cash.

The registered capital shall be contributed within 30 days from the date when the business licence of the Joint Venture Company is issued. The business licence is expected to be issued on or around 30 October 2004.

The difference between the total investment amount and the registered capital will be funded by bank borrowings to be arranged by the Joint Venture Company. If required by the lenders which will be independent third parties of the Company, the shareholders shall agree to mortgage the assets of the Joint Venture Company as security or to provide guarantee on several basis in proportion to their respective equity interests in the Joint Venture Company.

Board composition of the Joint Venture Company:

The board of directors of the Joint Venture Company shall consist of seven directors. Party A shall be entitled to appoint four directors, Party B shall be entitled to appoint two directors and Party C shall be entitled to appoint one director.

The chairman of the board shall be appointed by Party A.

Profit sharing:	The net profit of the Joint Venture Company after deducting tax and statutory reserves will be shared by the shareholders in proportion to their respective equity interests in the Joint Venture Company, as to 50% by Party A, as to 30% by Party B, as to 18.692% by Party C and as to 1.308% by Party D.
Term of the Joint Venture Company:	50 years from the date when the business licence of the Joint Venture Company is issued.

Source of Funding

The investment of Party B in the Joint Venture Company will be funded by the Company's internal resources. As at 31 December 2003, being the date of latest published audited consolidated accounts of the Company, the net position of Group was practicably debt free. It had cash balances of approximately HKD306 million and total bank borrowings of approximately HKD301 million. The majority of the bank borrowings matured over a period of one year and above. It is expected that there will be no material adverse impact on the cash flow as the Company can still maintain sufficient cash to meet its cash requirements after making the investment in the Joint Venture Company. There is no material adverse effect on the gearing ratio of the Company as the investment represents only approximately 5% of the Group's total gross assets. It is also expected that there is no significant effect on earnings and assets and liabilities of the Company as the Joint Venture Company is in the initial set-up stage and also that the Company has only a 30% equity interest in the Joint Venture Company. The Joint Venture Company is expected to be classified as a jointly controlled entity and accounted for under the equity method in the books of the Company.

Reasons for Forming the Joint Venture Company

The Company's core business is the manufacture, sale and distribution of construction materials in Hong Kong and mainland China. It seeks business expansion through niche acquisitions, joint ventures or business alliances to capitalize on growth opportunities in mainland China.

As the western region of the PRC is undergoing the process of modernization, there will be much room for economic development in its regional provinces. Demand for construction materials, such as cement and slag, is expected to rise significantly in the coming years. Owing to geographical factors, such demand will mostly be satisfied by domestic supply. Yunnan Province is located in western region of the PRC that is undergoing development. It is also the inland region in the PRC that connects with other Asian countries, such as Thailand, Laos and Myanmar. Under the economic development initiatives of the Central government towards the western region, and in order to strengthen the economic relationship with the neighbouring countries, Yunnan Province is allowed to grant certain preferential treatments, such as tax incentives, to qualifying new investments. The Joint Venture Company is one of these qualifying investments. The investment in the Joint Venture Company will serve to establish a foundational foothold for the Company in its entry to the western mainland China market.

Party A is the largest steel manufacturing enterprise in Yunnan Province and a sizeable national industrial conglomerate with strong competitiveness in the market. Party A has sinter resources, which will effectively enhance the cost competitiveness of cement and sinter powder products. This joint venture project with Party A involves innovative dry cement technology and also complies with policies enforced by mainland China in the construction materials production industry. The Board regards Party A as a preferred cooperation partner for the Company's business development in Yunnan Province as well as in the western region of the PRC. It is also believed that the cooperation will synergize parties' technology and competency and bring forth remarkable results.

The Board considers that the Joint Venture Contract is fair and reasonable and that the formation of the Joint Venture Company is in the best interest of the Company and its shareholders as it provides an opportunity for the Company to further expand its business in mainland China and to capture the economic growth of the Greater China. The Board is of the view that this will help enhance the competitive edge and growth potential of the Company.

General

The principal activities of the Company are the manufacture, sale and distribution of construction materials in Hong Kong and mainland China.

Discloseable Transaction

Based on the proportionate share of the registered capital of RMB90,000,000 (approximately HKD84,840,000) to be contributed by Party B to the Joint Venture Company and the maximum amount of guarantee of RMB60,000,000 (approximately HKD56,560,000) that may have to be provided by Party B under the Joint Venture Contract, if necessary, to secure future bank borrowings of the Joint Venture Company (being 30% of the difference between the total investment amount and the registered capital), the Joint Venture Contract constituted a discloseable transaction for the Company under the Listing Rules.

Further Information

Your attention is drawn to the information set out in the appendix to this circular.

Yours faithfully
Dr. Lui Che Woo
Chairman

(1) RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this circular misleading.

(2) QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice contained or referred to in this circular:

Name	Qualification
Yunnan Tianying Certified Public Accountants Co., Ltd.	Accountants firm established under the laws and regulations of the PRC and duly approved by the State Administration for Industry and Commerce of Yunnan Province and a qualified PRC accountant and valuer duly approved by the Finance Bureau

Yunnan Tianying Certified Public Accountants Co., Ltd. has given and has not withdrawn its written consent to the issue of this circular with its statement included in the form and context in which it is included.

As at the Latest Practicable Date, Yunnan Tianying Certified Public Accountants Co., Ltd. has no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any members of the Group.

(3) DISCLOSURE OF INTERESTS

(A) Interests of Directors and Chief Executives

As at the Latest Practicable Date, the interests of the Directors and chief executives of the Company in the shares of the Company and its associated corporation (within the meaning of Part XV of the SFO), K. Wah International Holdings Limited, and the details of any right to subscribe for shares of the Company and K. Wah International Holdings Limited and of the exercise of such rights, as recorded in the register maintained under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange

pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

(a) *Ordinary Shares of the Company*

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital as at the Latest Practicable Date
Lui Che Woo	8,085,831	1,468,496	76,880,265[1]	856,721,578[2]	943,156,170	73.59
Francis Lui Yiu Tung	2,980	—	—	856,721,578[2]	856,724,558	66.84
Chan Kai Nang	—	—	—	—	—	—
William Lo Chi Chung	186,000	—	—	—	186,000	0.01
Paddy Tang Lui Wai Yu	1,861,906	—	—	856,721,578[2]	858,583,484	66.99
Joseph Chee Ying Keung	1,350,000	—	—	—	1,350,000	0.11
Charles Cheung Wai Bun	1,810	—	—	—	1,810	0.00
Moses Cheng Mo Chi	—	—	—	—	—	—
James Ross Ancell	—	—	—	—	—	—

(b) *Share Options of the Company*

	Options held at the Latest Practicable Date	Exercise Price	Exercise Period
		(HKD)	
Lui Che Woo	1,500,000	0.5333	20 May 1999 — 19 May 2008
	1,800,000	0.5216	30 Dec 2000 — 29 Dec 2009
	2,000,000	0.5140	1 Mar 2004 — 28 Feb 2013
Francis Lui Yiu Tung	1,000,000	0.5333	20 May 1999 — 19 May 2008
	1,600,000	0.5216	30 Dec 2000 — 29 Dec 2009
	1,870,000	0.5140	1 Mar 2004 — 28 Feb 2013
Chan Kai Nang	110,000	0.5140	1 Mar 2004 — 28 Feb 2013
William Lo Chi Chung	—	—	—
Paddy Tang Lui Wai Yu	600,000	0.5333	20 May 1999 — 19 May 2008
	1,070,000	0.5216	30 Dec 2000 — 29 Dec 2009
	1,270,000	0.5140	1 Mar 2004 — 28 Feb 2013
Joseph Chee Ying Keung	1,000,000	0.5140	1 Mar 2004 — 28 Feb 2013
Charles Cheung Wai Bun	300,000	0.5140	1 Mar 2004 — 28 Feb 2013
Moses Cheng Mo Chi	300,000	0.5140	1 Mar 2004 — 28 Feb 2013
James Ross Ancell	—	—	—

(c) *Ordinary Shares of K. Wah International Holdings Limited*

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital as at the Latest Practicable Date
Lui Che Woo	268,014	7,130,234	38,129,737[(3)]	1,257,389,151[(2)]	1,302,917,136	64.85
Francis Lui Yiu Tung	391,164	—	—	1,257,389,151[(2)]	1,257,780,315	62.60
Chan Kai Nang	—	—	—	—	—	—
William Lo Chi Chung	100,000	—	—	—	100,000	0.00
Paddy Tang Lui Wai Yu	4,639,166	—	—	1,257,389,151[(2)]	1,262,028,317	62.81
Joseph Chee Ying Keung	—	—	—	—	—	—
Charles Cheung Wai Bun	7,239	—	—	—	7,239	0.00
Moses Cheng Mo Chi	—	—	—	—	—	—
James Ross Ancell	—	—	—	—	—	—

(d) *Share Options of K. Wah International Holdings Limited*

	Options held at the Latest Practicable Date	Exercise Price	Exercise Period
		(HKD)	
Lui Che Woo	1,500,000	0.5586	20 May 1999 — 19 May 2008
	1,350,000	0.3600	30 Dec 2000 — 29 Dec 2009
	2,000,000	0.7200	1 Mar 2004 — 28 Feb 2013
Francis Lui Yiu Tung	1,000,000	0.5586	20 May 1999 — 19 May 2008
	1,200,000	0.3600	30 Dec 2000 — 29 Dec 2009
	1,868,000	0.7200	1 Mar 2004 — 28 Feb 2013
Chan Kai Nang	—	—	—
William Lo Chi Chung	—	—	—
Paddy Tang Lui Wai Yu	600,000	0.5586	20 May 1999 — 19 May 2008
	870,000	0.3600	30 Dec 2000 — 29 Dec 2009
	1,269,000	0.7200	1 Mar 2004 — 28 Feb 2013
Joseph Chee Ying Keung	1,000,000	1.300	30 Dec 2003 — 29 Dec 2013
Charles Cheung Wai Bun	300,000	0.7200	1 Mar 2004 — 28 Feb 2013
Moses Cheng Mo Chi	—	—	—
James Ross Ancell	—	—	—

Notes:

(1) 76,880,265 shares in the Company were held by Best Chance Investments Ltd., which was controlled by Dr. Lui Che Woo.

(2) K. Wah International Holdings Limited was interested in 852,775,351 shares in the Company representing more than one-third of its issued share capital held by a wholly owned subsidiary of K. Wah International Holdings Limited. 1,257,389,151 shares in K. Wah International Holdings Limited representing more than one-third of its issued share capital were held by the discretionary trusts established by Dr. Lui Che Woo as founder. In addition, one of the said discretionary trusts was interested in 3,946,227 shares in the Company.

Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to be interested in those shares in K. Wah International Holdings Limited and those shares in the Company held by the trusts and in those shares in the Company in which K. Wah International Holdings Limited was interested as aforesaid.

(3) 35,075,725 shares and 3,054,012 shares in K. Wah International Holdings Limited were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited both of which were controlled by Dr. Lui Che Woo.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO).

(B) **Substantial Shareholders' Interests**

As at the Latest Practicable Date, the interests of every person (not being a Director or chief executive of the Company) in the shares of the Company as recorded in the register kept under section 336 of the SFO were as follows:

Name	**Number of Ordinary Shares**	**% of Issued Share Capital as at the Latest Practicable Date**
Best Chance Investments Ltd.	76,880,265	6.00
K. Wah International Holdings Limited	852,775,351	66.54
HSBC International Trustee Limited	856,722,033*(Note)*	66.84

Note:

HSBC International Trustee Limited is the trustee of the discretionary trusts which hold 856,722,033 shares in the Company.

There was duplication of interest of:

(i) 856,721,578 shares in the Company between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Ms. Paddy Tang Lui Wai Yu and HSBC International Trustee Limited. Among these shares, 852,775,351 shares were also interested by K. Wah International Holdings Limited; and

(ii) 1,257,389,151 shares in K. Wah International Holdings Limited between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.

Save as disclosed above, as at the Latest Practicable Date, the Company had not been notified by any persons who had interests or short positions in the shares or underlying shares which would fall to be disclosed to the Company under the SFO.

(4) DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered into any service contracts with any members of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

(5) LITIGATION

As at the Latest Practicable Date, no member of the Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

(6) COMPETING INTERESTS OF DIRECTORS AND ASSOCIATES

As at the Latest Practicable Date, none of the Directors or their respective associates was interested in any business which compete with or is likely to compete, either directly or indirectly, with the businesses of the Group.

(7) GENERAL

(a) The registered office of the Company is at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

(b) The company secretary of the Company is Mr. Steven Tong Kui Nam.

(ii) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之嘉華國際集團有限公司股份1,257,389,151股。

除上文所披露者外，於最後可行日期，概無任何人士曾知會本公司擁有根據證券及期貨條例須向本公司披露的股份或相關股份之權益或淡倉。

(4) 董事服務合約

於最後可行日期，任何董事概無與本集團任何成員公司訂立服務合約，惟於一年內屆滿或僱主可於一年內終止而毋須賠償(法定賠償除外)之合約除外。

(5) 訴訟

於最後可行日期，本集團任何成員公司概無牽涉任何重大訴訟或仲裁，據董事所知，本集團任何成員公司並無任何尚未了結或蒙受威脅之重大訴訟或索償要求。

(6) 董事及聯繫人的競爭業務權益

於最後可行日期，概無任何董事或彼等各自的聯繫人於與本集團業務構成直接或間接競爭或可能構成直接或間接競爭的業務中佔有任何權益。

(7) 其他資料

(a) 本公司之註冊辦事處為香港北角渣華道191號嘉華國際中心29樓。

(b) 本公司之秘書為湯鉅南先生。

(2) 嘉華國際集團有限公司對其全資附屬公司所持有本公司之股份852,775,351股（佔本公司已發行股本超過三分之一）擁有權益。而嘉華國際集團有限公司之股份1,257,389,151股（佔該公司已發行股本超過三分之一），由呂志和博士以創立人身份所成立之若干全權信託持有。此外，本公司之股份3,946,227股，則由上述其中一項全權信託擁有權益。

呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等家族信託之直接或間接可能受益人，因此被視為持有該等信託所持有上述之嘉華國際集團有限公司股份及本公司股份權益，以及嘉華國際集團有限公司所持有本公司股份權益。

(3) 由呂志和博士所控制之Best Chance Investments Ltd.及步基證券有限公司分別持有嘉華國際集團有限公司之股份為35,075,725股及3,054,012股。

除上文所披露者外，於最後可行日期，本公司董事及行政總裁概無於本公司或其聯繫法團（定義見證券及期貨條例第XV部）的股份、相關股份及債權證中擁有任何權益或淡倉。

(B) 主要股東

於最後可行日期，根據證券及期貨條例第三百三十六條所述之登記冊所載，持有本公司股本之權益人士(而該等人士並非本公司董事或行政總裁)，分列如下：

名稱	普通股數目	佔於最後可行日期已發行股本之百分率
Best Chance Investments Ltd.	76,880,265	6.00
嘉華國際集團有限公司	852,775,351	66.54
HSBC International Trustee Limited	856,722,033 (附註)	66.84

附註：

以HSBC International Trustee Limited為信託人之全權信託持有856,722,033股本公司股份。

下列權益乃重複者：

(i) 呂志和博士、呂耀東先生、鄧呂慧瑜女士及HSBC International Trustee Limited擁有之本公司股份856,721,578股；嘉華國際集團有限公司對其中之852,775,351股同時擁有權益；及

(丙) 嘉華國際集團有限公司之普通股

	個人權益	家族權益	公司權益	其他權益	合計	佔於最後可行日期已發行股本之百分比
呂志和	268,014	7,130,234	38,129,737[3]	1,257,389,151[2]	1,302,917,136	64.85
呂耀東	391,164	–	–	1,257,389,151[2]	1,257,780,315	62.60
陳啟能	–	–	–	–	–	–
羅志聰	100,000	–	–	–	100,000	0.00
鄧呂慧瑜	4,639,166	–	–	1,257,389,151[2]	1,262,028,317	62.81
徐應強	–	–	–	–	–	–
張惠彬	7,239	–	–	–	7,239	0.00
鄭慕智	–	–	–	–	–	–
顏志宏	–	–	–	–	–	–

(丁) 嘉華國際集團有限公司之認股權

	於最後可行日期持有之認股權	行使價	行使期
		(港元)	
呂志和	1,500,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	1,350,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	2,000,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
呂耀東	1,000,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	1,200,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	1,868,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
陳啟能	–	–	–
羅志聰	–	–	–
鄧呂慧瑜	600,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	870,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	1,269,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
徐應強	1,000,000	1.300	二零零三年十二月三十日至二零一三年十二月二十九日
張惠彬	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
鄭慕智	–	–	–
顏志宏	–	–	–

附註：

(1) 由呂志和博士所控制之Best Chance Investments Ltd. 持有本公司之股份76,880,265股。

International Holdings Limited(「嘉華國際集團有限公司」)的股份及有關認購本公司及嘉華國際集團有限公司的股份之權益，及該等權益之行使之詳情，分列如下：

(甲) 本公司之普通股

	個人權益	家族權益	公司權益	其他權益	合計	佔於最後可行日期已發行股本之百分率
呂志和	8,085,831	1,468,496	76,880,265(1)	856,721,578(2)	943,156,170	73.59
呂耀東	2,980	–	–	856,721,578(2)	856,724,558	66.84
陳啟能	–	–	–	–	–	–
羅志聰	186,000	–	–	–	186,000	0.01
鄧呂慧瑜	1,861,906	–	–	856,721,578(2)	858,583,484	66.99
徐應強	1,350,000	–	–	–	1,350,000	0.11
張惠彬	1,810	–	–	–	1,810	0.00
鄭慕智	–	–	–	–	–	–
顏志宏	–	–	–	–	–	–

(乙) 本公司之認股權

	於最後可行日期持有之認股權	行使價	行使期
		(港元)	
呂志和	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
呂耀東	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
陳啟能	110,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
羅志聰	–	–	–
鄧呂慧瑜	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	1,270,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
徐應強	1,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
張惠彬	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
鄭慕智	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
顏志宏	–	–	–

(1) 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成份。

(2) 專家資格及同意書

以下為於本通函載有或引用其意見或建議之專家之資格：

名稱	資格
雲南天赢會計師事務所有限公司	根據中國法例及法規成立及經雲南省工商行政管理局正式批准之會計師事務所，並獲財政部正式批准為中國合資格會計師事務所及估值師

雲南天赢會計師事務所有限公司已就刊發本通函並以當中所載形式及文意提述及概述所載之陳述發出書面同意，且並無撤回該項同意。

於最後可行日期，雲南天赢會計師事務所有限公司於本集團任何成員公司概無持有任何股份權益，亦無持有可認購或提名他人認購本集團任何成員公司之證券之權利(不論是否可依法行使)。

(3) 權益之披露

(A) 董事及行政總裁權益

於最後可行日期，根據證券及期貨條例第三百五十二條而備存的登記冊所載，或根據上市公司董事進行證券交易之標準守則向本公司及聯交所申報，各董事及本公司之行政總裁所擁有本公司及其聯繫法團(定義見證券及期貨條例第XV部) K. Wah

甲方是雲南省最大的鋼鐵生產企業和國家特大型工業企業，實力雄厚、市場競爭能力強。甲方擁有的礦渣資源，可以有效地提升水泥和礦渣微粉產品的成本競爭力，而且本次與甲方合作的新型幹法水泥項目也是符合中國內地產業政策的建材生產項目。董事會認為，甲方是本公司在雲南省乃至中國西部地區發展業務的理想合作夥伴，並相信兩家公司的合作能夠充分發揮雙方各自的技術和實力，共同創造良好的效益。

董事會認為，合資合同乃公平合理，而成立合資公司符合本公司和股東之最佳利益，因此舉為本公司提供一個機會，於中國內地進一步擴充業務，從大中華區經濟之增長潛力中獲益。董事會認為，此舉有助本公司提高競爭力及業務增長動力。

一般事項

本公司之主要業務為於香港及中國內地製造、銷售及分銷建材。

須予披露的交易

就乙方將向合資公司註冊資本人民幣90,000,000元（約84,840,000港元）出資應佔之份額，以及乙方按需要根據合資合同為合資公司未來銀行借貸或會提供最高款額為人民幣60,000,000元（約56,560,000港元）（即投資總額與註冊資本差額之30%）之擔保，根據上市規則，合資合同對本公司構成須予披露的交易。

進一步資料

敬請留意本通函附錄所載之資料。

主席
呂志和博士
謹啟

二零零四年九月十日

利潤攤分：	合資公司經扣除稅項及法定儲備後之淨利潤，將由合資公司之股東按其各自於合資公司應佔之股權予以攤分，即甲方佔50%、乙方佔30%、丙方佔18.692%及丁方佔1.308%。
合資公司之經營期限：	於合資公司獲發營業執照之日期起計50年。

資金來源

乙方於合資公司之投資，將由本公司之內部資源撥資。於二零零三年十二月三十一日(為本公司最近已公布經審核綜合賬目之日期)，本集團沒有實質負債。其擁有約306,000,000港元現金及約301,000,000港元銀行貸款。大部份銀行貸款均超過一年或以上到期。由於本公司於向合資公司作出投資後仍維持足夠現金以應付其現金所需，故此預計此舉不會對本公司之現金流量造成重大不利影響。而投資僅佔本集團資產總額約5%，故此對本公司之資本負債比率並無任何重大不利影响。又由於合資公司正處於初步創業階段，而本公司僅擁有合資公司30%之股權，因此預計不會對本公司之盈利、資產及負債造成重大影響。合資公司預期於本公司之賬目中分類為共同控制實體及以權益法入賬。

組成合資公司之原因

本公司之核心業務為於香港及中國內地製造、銷售及分銷建材。本公司透過重點式的收購項目、成立合資公司或組成業務聯盟，抓緊中國內地的增長契機，令其業務得以壯大。

中國西部地區現代化發展，將為該地區之省份提供極大經濟增長空間，預期在未來數年內對水泥及礦渣微粉等建材的需求量會大大提高。而由於地理環境的因素，市場需求多數將由本地供應所滿足。雲南省位處中國西部開發地區，又是中國內陸與其他亞洲國家(如泰國、老撾、緬甸等)連接的地區，依照中央政府對西部地區實施推動經濟發展的措施，以及加強與周邊國家的經濟聯繫，雲南省獲准向符合資格的新投資項目授出若干如稅務寬減等優惠。合資公司為其中一項符合資格的投資項目。於合資公司的投資，也為本公司進入中國西部市場打下基礎。

(相等於人民幣56,080,000元，約52,870,000港元)及丁方出資1.308%(相等於人民幣3,920,000元，約3,700,000港元)。

甲方及丙方將以各自於供合資公司將來使用之一間現有水泥和熔渣廠之資產及生產設施之方式，包括廠房、建築物、機器及電子設備，為其各自應佔之註冊資本出資。該等資產及生產設施已經由有合資格中國會計師事務所及估值師雲南天赢會計師事務所有限公司按重置估值基準根據中國法律作出評估。於二零零四年五月二十五日發出估值報告，而該份由估值師作出之報告並非供本通函刊載之用。誠如估值報告所述，於二零零四年三月三十一日之估值較甲方及丙方合共註冊資本之出資額甚高，所高出之數目將被列作合資公司之負債。乙方及丁方將各自以現金為其應佔之註冊資本出資。

訂約各方將於合資公司獲發營業執照之日期起計三十日內出資註冊資本。營業執照預計將於二零零四年十月三十日或前後發出。

投資總額與註冊資本之差額將由合資公司安排之銀行借貸撥資。如貸款人(將為本公司之獨立第三方)提出要求，合資公司之股東將同意以合資公司之資產作為抵押品，或按各股東於合資公司之股權所佔之比例個別提供擔保。

合資公司董事會之組成：

合資公司董事會將由七名董事組成。甲方有權委任四名董事、乙方有權委任兩名董事及丙方有權委任一名董事。

董事會主席將由甲方委任。

合資合同

日期：	二零零四年八月十九日
訂約各方：	(1) 昆明鋼鐵控股有限公司(甲方)，一間於中國成立之國有企業，其主要業務為持有及管理多項國有資產及業務，包括雲南之鋼材及水泥業務 (2) 利達投資有限公司(乙方)，本公司之間接全資附屬公司 (3) 雲南華雲實業總公司(丙方)，一間於中國成立之集體企業，其主要業務為鋼材及水泥生產 (4) 安寧市投資有限公司(丁方)，一間於中國成立之國有企業，其主要業務為投資及管理國有資產及基金 就董事所深知、理解及確信，並於作出一切合理查詢後得知，甲方、丙方及丁方及彼等之最終實益擁有者為與本公司、本公司或其任何附屬公司之任何董事、行政總裁或主要股東，或彼等各自之聯繫人(定義見上市規則)概無關連之獨立第三者。
合資公司之業務目標：	成立合資公司之主要目的為製造、銷售及分銷水泥、礦渣微粉及相關產品。
合資公司之註冊資本及投資總額：	合資公司之投資總額為人民幣500,000,000元(約471,000,000港元)，當中包括註冊資本人民幣300,000,000元(約283,000,000港元)。 註冊資本將由甲方出資50%(相等於人民幣150,000,000元，約141,400,000港元)、乙方出資30%(相等於人民幣90,000,000元，約84,840,000港元)、丙方出資18.692%

嘉華建材有限公司

(於香港註冊成立之有限公司)

執行董事：
呂志和博士，MBE，太平紳士，LLD，DSSc(主席)
呂耀東(副主席)
陳啟能(董事總經理)
羅志聰
鄧呂慧瑜
徐應強

獨立非執行董事：
張惠彬博士，太平紳士
鄭慕智，OBE，太平紳士
顏志宏

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心
29樓

敬啟者：

須予披露的交易

成立於雲南生產建材之合營企業

緒言

董事會聯同其控股公司K. Wah International Holdings Limited嘉華國際集團有限公司之董事會公佈，於二零零四年八月十九日，乙方(本公司間接全資附屬公司)訂立合資合同，於中國雲南成立稱為雲南昆鋼嘉華水泥建材有限公司之中外合資公司。根據上市規則，此乃構成本公司之須予披露的交易。本通函旨在提供　閣下合資合同之詳情。

在本通函內，除非文義另有所指，否則下列詞語具有以下涵義：

「董事會」	指	董事會
「本公司」	指	嘉華建材有限公司，一間於香港註冊成立之公司，其股份於聯交所上市
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區
「合資公司」	指	雲南昆鋼嘉華水泥建材有限公司，一間根據合資合同將成立之中外合資經營公司，甲方持有50%權益、乙方持有30%權益、丙方持有18.692%權益及丁方持有1.308%權益
「合資合同」	指	甲方、乙方、丙方及丁方就成立合資公司於二零零四年八月十九日訂立之中外合資經營合同
「最後可行日期」	指	二零零四年九月八日，即本通函付印前之最後可行日期
「上市規則」	指	聯交所證券上市規則
「甲方」	指	昆明鋼鐵控股有限公司，一間於中國成立之國有企業
「乙方」	指	利達投資有限公司，一間於英屬處女群島註冊成立之公司，為本公司之間接全資附屬公司
「丙方」	指	雲南華雲實業總公司，一間於中國成立之集體企業
「丁方」	指	安寧市投資有限公司，一間於中國成立之國有企業
「中國」	指	中華人民共和國
「人民幣」	指	中國法定貨幣人民幣
「證券及期貨條例」	指	證券及期貨條例
「聯交所」	指	香港聯合交易所有限公司

目　錄

頁次

此乃要件　請即處理

閣下如對本通函各方面或應採取之行動**有疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之嘉華建材有限公司股份全部**售出或轉讓**，應立即將本通函送交買主，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主。

嘉華建材有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

須予披露的交易

成立於雲南生產建材之合營企業

二零零四年九月十日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the actions to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah Construction Materials Limited, you should at once hand this circular and the accompanying Form of Election (if any) to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Deputy Chairman)*
Chan Kai Nang *(Managing Director)*
William Lo Chi Chung
Paddy Tang Lui Wai Yu
Joseph Chee Ying Keung

Independent Non-executive Directors:
Dr. Charles Cheung Wai Bun, JP
Moses Cheng Mo Chi, OBE, JP
James Ross Ancell

Registered Office:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

31st May 2004

To the Shareholders,

Dear Sir or Madam,

Final Scrip Dividend with Cash Option for the Year Ended 31st December 2003

Introduction

At the annual general meeting of K. Wah Construction Materials Limited (the "Company") held today, it was resolved that a final dividend for the year ended 31st December 2003 of

HK$0.01 per issued share of the Company of HK$0.10 each (a "Share") be paid to shareholders whose names appear on the register of members on 31st May 2004. It was also resolved that such dividend should be satisfied by way of scrip dividend by an allotment of new Shares credited as fully paid in accordance with the Memorandum and Articles of Association of the Company and that shareholders may elect to receive cash wholly or partly in lieu of the scrip dividend.

Particulars of the Final Dividend

Shareholders have the following choices in respect of the final dividend:

(i) an allotment of new Shares ("New Shares") credited as fully paid and having an aggregate discounted market value (as defined below) equal to the total amount of final dividend which Shareholders could elect to receive in cash in respect of HK$0.01 per Share, subject to any fractional entitlement being disregarded as mentioned below; or

(ii) final dividend of HK$0.01 per Share in cash; or

(iii) partly New Shares and partly cash.

For the purpose of calculating the number of New Shares to be allotted, the discounted market value ("Discounted Market Value") of a New Share means the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 1st June 2004 to 7th June 2004 (both days inclusive), less 5% discount, rounding down such figure to four decimal places. It will not be possible to determine until the close of business on 7th June 2004 the exact number of New Shares to which a shareholder, electing to receive New Shares, will be entitled. A press announcement of the Discounted Market Value for the purpose of calculating the number of New Shares to be allotted by way of scrip dividend will be made on 8th June 2004. **The last day on which shareholders will be entitled to make their choice of the above alternatives is 25th June 2004.**

Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at 31st May 2004 and for which elections to receive the final dividend in cash are not lodged with the Company's share registrars on or before 25th June 2004, will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of existing Shares held on 31st May 2004 for which cash election is not made} \times \frac{\text{HK\$0.01}}{\text{Discounted Market Value}}$$

The New Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the final dividend for the year ended 31st December 2003 and will rank in full for all future dividends and distributions which may be declared, made or paid. No shareholder will be entitled to be issued any fraction of a Share under the scrip dividend arrangements. Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

Advantage of the Scrip Dividend

The scrip dividend will enable shareholders to increase their holdings of Shares without incurring dealing costs or stamp duty. The scrip dividend will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for use as working capital by the Company.

Effect of the Scrip Dividend

If elections to receive the final dividend in cash were received in respect of all the existing 1,269,162,651 Shares registered as at 31st May 2004, the total cash dividend payable by the Company would be approximately HK$12,692,000.

Shareholders of the Company should note that the scrip dividend may give rise to notification requirements under the Securities and Futures Ordinance for those shareholders who may have notifiable interests in the Company. Shareholders of the Company who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice.

Form of Election

Enclosed is a Form of Election. **No action is required if you wish the final dividend for the year ended 31st December 2003 which you are entitled to receive to be wholly satisfied by an allotment of new Shares on the abovementioned basis. Otherwise, if you wish to receive such dividend wholly in cash in lieu of New Shares, or partly in cash with the balance satisfied by an allotment of new Shares, you must complete the enclosed Form of Election in accordance with the instructions printed thereon and lodge it with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 25th June 2004.** If you have signed the Form of Election but do not specify the number of Shares in respect of which you wish to receive the dividend in cash or, if you elect to receive the dividend in cash in respect of a greater number of Shares than your registered holding, then in either case you will be deemed to have exercised your election to receive the dividend in cash in lieu of New Shares in respect of all the Shares registered in your name(s). No acknowledgement of receipt of Form of Election will be issued. The Form of Election also enables you to elect to receive all future dividends wholly in cash in lieu of New Shares until notice in writing to cancel such election is received by the Registrars of the Company. Permanent elections cannot be made in respect of part of your registered holding.

The Form of Election has not been sent to shareholders who have previously made a permanent election to receive all future dividends wholly in cash. These shareholders will receive cash in lieu of scrip dividend for all the Shares for the time being registered in their names, without having to complete any further Form of Election. Any shareholder wishing to change these existing permanent elections should contact the Company's registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, before 4:00 p.m. on 25th June 2004.

Shareholders Resident Outside Hong Kong

All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to receive Shares in satisfaction of the final

dividend for the year ended 31st December 2003. No person receiving in any territory outside Hong Kong a copy of this letter and/or a Form of Election may treat the same as an invitation to him unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

The Shares have not been registered under the applicable securities legislation of any jurisdictions other than Hong Kong. Your Board will exercise the discretion granted to it under the Articles of Association of the Company not to allot New Shares as dividend to the shareholders with registered addresses in territories outside Hong Kong where, in the opinion of the Directors, it would or might, be unlawful or impracticable to allot New Shares in such places in satisfaction of the final dividend for the year ended 31st December 2003. These shareholders will receive such dividend and all future dividends wholly in cash. No Forms of Election will be sent to such shareholders.

Listing and Dealings

Shares issued by the Company have been admitted as eligible securities for deposit and settlement in the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the Company's Shares may be settled through the Central Clearing and Settlement System. Investors should seek the advice of their stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect their rights and interests.

The Shares are listed and dealt in on The Stock Exchange of Hong Kong Limited. On no other stock exchanges are any part of the Shares of the Company listed or dealt in or on which listing or permission to deal is being or is proposed to be sought. Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the New Shares to be issued pursuant to the scrip dividend arrangements. It is expected that share certificates in respect of such Shares and dividend warrants will be posted at the risk of those entitled thereto on 9th July 2004 and dealings in such Shares will commence on 12th July 2004. In the unlikely event that the New Shares are not admitted to listing by The Stock Exchange of Hong Kong Limited before 9th July 2004, the Forms of Election will be disregarded and the full cash dividend will be paid to the entitled shareholders according to their registered shareholdings.

Recommendation and Advice

It is the shareholders' responsibility to decide in this regard whether or not to exercise their rights to receive cash in lieu of the scrip dividend. Whether or not it is to the shareholders' advantages to receive cash or New Shares, in whole or in part, depends upon their own individual circumstances. The effect on the tax position of any shareholder will depend on that shareholder's particular circumstances. If you are in any doubt as to what to do, you should consult your professional advisers. Shareholders who are trustees are recommended to take professional advice as to whether the choice to receive cash or New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
Dr. Lui Che Woo
Chairman

擇表格，概不得將有關文件視作向其發出之邀請，除非該項邀請可在有關地區向其合法地發出而毋須符合任何未辦理之登記手續或其他法律規定。

股份並未根據香港以外任何司法地區之適用證券規例登記。董事會可行使其根據本公司之公司細則獲授予之酌情權，不向其登記地址乃在香港以外且董事認為配發新股作為股息，可能或將屬違法或不可行之地區之股東配發新股作為截至二零零三年十二月三十一日止年度之末期股息。該等股東收取之該項股息及日後收取之所有股息將全數以現金派發。彼等將不會獲發給選擇表格。

股份上市及買賣

本公司之股份已被納入香港中央結算有限公司設立及管理之中央結算及交收系統為合資格證券。投資者可透過中央結算系統交收買賣本公司股份。而投資者應就此等交收安排詳情及此等安排對其權利及權益之影響程度向其證券經紀或其他顧問徵詢意見。

股份在香港聯合交易所有限公司上市及掛牌買賣，本公司股份之任何部分概無在任何其他股票交易所上市或掛牌買賣，亦無進行或計劃在其他股票交易所申請上市及掛牌買賣。有關批准根據以股代息安排可予發行之新股上市及掛牌買賣之申請已提交香港聯合交易所有限公司。預期有關該等股份之股票及股息單將於二零零四年七月九日郵寄予應得人士；如有郵誤，概由收件人負責。預期該等股份可於二零零四年七月十二日開始買賣。倘在極不可能之情況下，新股於二零零四年七月九日前不獲香港聯合交易所有限公司批准上市，選擇表格將不被理會，全數為現金之股息將按其登記之股份支付予應得之股東。

推薦意見

在此等情況下，股東應否行使其權利，選擇收取現金以代替股份股息，為股東之責任。股東不論全部或部分收取現金或新股，對其有利與否，與其個人本身之情況有關。各股東所受到之稅務影響，將視乎其個別情況而定。如對於應採取之行動有任何疑問，應諮詢　閣下之專業顧問。身為信託人之股東應諮詢專業顧問之意見，以確定根據有關信託契約內之條款其是否有權選擇收取現金或新股及其影響。

此致

諸位股東　台照

主席
呂志和博士
謹啓

二零零四年五月三十一日

以股代息之優點

以股代息將可令股東在無須支付買賣費用或印花稅的情況下增加其股份之持股量。對本公司而言，以股代息亦屬有利，股東就全部或部分股息選擇收取新股後，原來應派予股東之現金將可由本公司保留作為營運資金之用。

以股代息之影響

倘股東選擇將其名下於二零零四年五月三十一日已登記之全部現有1,269,162,651股股份，均收取現金作末期股息，則本公司須支付之現金股息總額將約為港幣12,692,000元。

本公司股東務請留意以股代息可引致一些股東（其或有須具報權益）須遵照證券及期貨條例之規定作出通知。本公司股東如對此等規定對其帶來之影響有任何疑問，應諮詢個別專業顧問之意見。

選擇表格

隨函附奉選擇表格。倘　**閣下擬按上述基準獲配發新股份作為　閣下有權收取之截至二零零三年十二月三十一日止年度之全數末期股息，則毋須辦理任何手續。惟倘　閣下擬全數收取現金以代替新股作為股息或部分以現金，而餘額以配發新股份作為股息，則須將隨附之選擇表格按照其上印列之指示填妥，最遲於二零零四年六月二十五日下午四時交回香港皇后大道東183號合和中心17樓1712-1716 室本公司之股份過戶登記處香港中央證券登記有限公司。**倘　閣下簽妥選擇表格但未註明意欲收取現金股息之股數，或倘　閣下所選擇收取現金股息之股數較登記名下者多，則在此任何一種情況下，閣下將被視作已選擇名下全部股份收取現金股息以代替新股。交來之選擇表格將不會獲發給收據。　閣下可選擇填交選擇表格，使　閣下日後所收取之股息全數為現金以代替新股，直至本公司之股份過戶登記處接獲書面通知撤銷該項選擇指示為止。　閣下不得就名下部分股份固定選擇長期收取現金股息。

選擇表格不會寄予前已選擇長期收取現金股息之股東。該等股東無須填交任何其他選擇表格，其名下現時所登記之股份將全數收取現金替代股份股息。任何股東如欲改變其現有長期收取現金股息之選擇，請於二零零四年六月二十五日下午四時前與本公司於香港之股份過戶登記處香港中央證券登記有限公司聯絡。

身居香港以外之股東

所有居於香港以外地區之股東應諮詢彼等之銀行家或其他專業顧問，彼等是否必須獲得政府方面或其他方面之同意或辦理其他手續，方可收取股份作為截至二零零三年十二月三十一日止年度之末期股息。任何於香港以外地區之人士如接獲本函件及／或選

份」）港幣0.01元予二零零四年五月三十一日名列股東名冊上之股東。同時亦決議應以股份作為股息方式，遵照本公司之公司組織章程大綱及公司細則，配發入賬列為繳足之新股份以派發該等股息，而股東可選擇全部或部分收取現金以替代股份股息。

末期股息詳情

有關此次末期股息，各位股東可選擇如下：

(i) 由本公司配發已繳足股款之新股（「新股」），獲發新股之總折讓市值（定義見下文）相等於股東應可選擇收取現金股息每股港幣0.01元之總額，唯須受下文所述規限，任何零碎股份配額將不予理會；或

(ii) 每股獲派末期股息現金港幣0.01元；或

(iii) 部分收取新股及部分收取現金。

為計算應配發新股之數目，每股新股之折讓市值（「折讓市值」）指由二零零四年六月一日起至二零零四年六月七日止（首尾兩天計算在內）五個交易日內一股股份於香港聯合交易所有限公司之平均收市價再折讓百分之五（只計算至小數點後四個數字）。因此，須待二零零四年六月七日辦公時間完結後方能確定選擇收取新股之股東所應獲發給之新股確實數目。有關用以計算配發代息股份之數目之折讓市值將刊登於二零零四年六月八日之新聞公佈內。**本公司股東有權作出上述選擇之最後日期為二零零四年六月二十五日。**

若股東未有於二零零四年六月二十五日或以前將選擇表格交回本公司之股份過戶登記處以選擇收取現金作末期股息，則就其名下於二零零四年五月三十一日已登記之現有股份而將可收取之新股數目，將按下列之公式計算：

$$\text{應收新股股數} = \frac{\text{於二零零四年五月三十一日持有未有選擇收取現金之現有股數}}{} \times \frac{\text{港幣0.01元}}{\text{折讓市值}}$$

根據以股代息安排可予發行之新股將在各方面與現有已發行股份享有同等權益（截至二零零三年十二月三十一日止年度之末期股息除外），可十足享有日後所宣佈、作出或派發之全部股息及分派。任何股東概無權根據以股代息安排獲發行零碎之股份。零碎之股份配額將不予配發，其利益撥歸本公司所有。

此乃要件　請即處理

閣下如對本通函任何部分或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之嘉華建材有限公司股份，應立即將本通函及附奉之選擇表格(如適用)送交買主或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

嘉華建材有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

執行董事：
呂志和博士，MBE，太平紳士，LLD，DSSc(主席)
呂耀東(副主席)
陳啟能(董事總經理)
羅志聰
鄧呂慧瑜
徐應強

獨立非執行董事：
張惠彬博士，太平紳士
鄭慕智，OBE，太平紳士
顏志宏

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心
29樓

敬啓者：

截至二零零三年十二月三十一日止年度
之末期以股代息(附有選擇現金之權利)

緒言

於今日舉行之嘉華建材有限公司(「本公司」)股東週年大會上，決議派發截至二零零三年十二月三十一日止年度之末期股息本公司每股面值港幣0.10元之已發行股份(「股

K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

RETIREMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of K. Wah Construction Materials Limited (the "Company") announces that Mr. Yip Hing Chung ("Mr. Yip") retired by rotation as an independent non-executive director of the Company in accordance with the Company's Articles of Association at the annual general meeting of the Company held on 31st May 2004. Mr. Yip did not seek for re-election for personal reasons and ceased to be an independent non-executive director of the Company with effect from today. Mr. Yip has confirmed that there is no disagreement with the Board and is not aware of any matters that need to be brought to the attention of the shareholders of the Company.

The Board would like to express sincere appreciation to Mr. Yip for his valuable contributions to the Company during his tenure of service.

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung. The independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi and Mr. James Ross Ancell.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 31st May 2004

嘉華建材有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

獨立非執行董事退任

嘉華建材有限公司(「本公司」)董事會(「董事會」)宣佈，根據本公司之章程細則，葉慶忠先生(「葉先生」)之獨立非執行董事任期於二零零四年五月三十一日召開之本公司股東週年大會上屆滿，並於會上輪席告退。葉先生因私人理由並無尋求留任，因此，葉先生不再為本公司之獨立非執行董事，由即日起生效。葉先生確認與董事會並無意見分歧，亦不知悉有任何其他事項需要本公司之股東注意。

董事會就葉先生在任期內對本公司所作出的寶貴貢獻表示衷心謝意。

於本公佈日期，本公司之執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；獨立非執行董事為張惠彬博士、鄭慕智先生及顏志宏先生。

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香港，二零零四年五月三十一日

K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

ANNOUNCEMENT

This announcement is made in compliance with Rules 13.13 and 13.16 of the Listing Rules.

This announcement is made by the Board of Directors of K. Wah Construction Materials Limited (the "Company") in compliance with the disclosure requirements under Rules 13.13 and 13.16 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

DISCLOSURE UNDER RULE 13.13 OF THE LISTING RULES

Guangzhou K. Wah Nanfang Cement Limited ("Guangzhou K. Wah"), a jointly controlled entity of the Company, is indirectly owned as to 50% by the Company. As at 31st March 2004, amounts receivable from Guangzhou K. Wah by the Company together with its subsidiaries (the "Group") amounted to approximately HK$88 million which exceeded 8% of the relevant percentage ratio (as defined in the Listing Rules). These balances arose out of the Group's ordinary course of business. The amounts receivable are interest free, unsecured and have no fixed repayment dates.

DISCLOSURE UNDER RULE 13.16 OF THE LISTING RULES

As at 31st March 2004, the financial assistance given to the Company's affiliated companies by the Group which are required to be disclosed under Rule 13.16 of the Listing Rules amounted to approximately HK$104 million in aggregate and which exceeded 8% of the relevant percentage ratio (as defined in the Listing Rules). Details of the financial assistance given by the Group to the Company's affiliated companies as at 31st March 2004 are as follows:

Affiliated companies	**Percentage of interests held by the Group** *(%)*	**Amounts receivable** *(HK$ million)*
Guangzhou K. Wah	50%	88
北京首鋼嘉華建材有限公司	40%	14
Shanghai Bao Jia Concrete Co., Ltd.	50%	2
Total		104

The above financial assistance to affiliated companies are interest free, unsecured and have no fixed repayment dates. They were funded by internal resources of the Group and will be repaid as and when appropriate.

As at 31st March 2004, there were 1,269,038,651 shares of the Company in issue. Based on the average closing price of the Company's shares of HK$0.81 as stated in the Stock Exchange's daily quotations sheets for the five business days from 24th March 2004 to 30th March 2004, the total market capitalization of the Company was HK$1,027,921,000 as at 31st March 2004.

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung. The independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi, Mr. Yip Hing Chung and Mr. James Ross Ancell.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 13th May 2004

嘉華建材有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

公佈

本公佈乃遵照上市規則第13.13條及13.16條而發出。

本公佈乃嘉華建材有限公司(「本公司」)董事會遵照香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)第13.13條及13.16條之披露規定而發出。

根據上市規則第13.13條披露

本公司之共同控制實體廣州市嘉華南方水泥有限公司(「廣州嘉華」)由本公司間接擁有50%。於二零零四年三月三十一日，本公司連同其附屬公司(「本集團」)應收廣州嘉華之款項約88,000,000港元，超逾相關百分比率(定義見上市規則)8%。此等結餘乃於本集團之一般業務過程中產生。該應收款項乃免息、無抵押及無固定還款期。

根據上市規則第13.16條披露

截至二零零四年三月三十一日，根據上市規則第13.16條須披露本集團向本公司之聯屬公司提供之財務資助合共約104,000,000港元，超逾相關百分比率(定義見上市規則)8%。有關本集團截至二零零四年三月三十一日向本公司之聯屬公司提供財務資助之詳情如下：

聯屬公司	本集團持有權益百分比	應收款項
	(%)	*(百萬港元)*
廣州嘉華	50%	88
北京首鋼嘉華建材有限公司	40%	14
上海寶嘉混凝土有限公司	50%	2
總計		104

上述向聯屬公司提供之財務資助均為免息、無抵押及無固定還款期。該等款項由本集團之內部資源撥付，並將於適當時償還。

於二零零四年三月三十一日，本公司已發行1,269,038,651股股份。根據本公司股份於二零零四年三月二十四日至二零零四年三月三十日五個營業日在聯交所日報表上所列平均收市價0.81港元計算，本公司於二零零四年三月三十一日之總市值為1,027,921,000港元。

於本公佈日期，本公司之執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生。獨立非執行董事為張惠彬博士、鄭慕智先生、葉慶忠先生及顏志宏先生。

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香港，二零零四年五月十三日